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As filed with the Securities and Exchange Commission on June 14, 2004

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-4F

Issuer Tender Offer Statement Pursuant to Section 13(E)(1) of the
Securities Exchange Act of 1934

PETROKAZAKHSTAN INC.
(Exact name of Issuer as specified in its charter)

Province of Alberta, Canada
(Jurisdiction of Issuer's Incorporation or Organization)

PETROKAZAKHSTAN INC.
(Name of Person(s) Filing Statement)

Class A Common Shares, no par value
(Title of Class of Securities)

71649P102
(CUSIP Number of Class of Securities)

Suite 1460, Sun Life Plaza, North Tower
140-4th Avenue S.W.
Calgary, Alberta,
Canada T2P 3N3
(403)-221-8435
(Name, address (including zip code) and telephone number (including area code) of person authorized to receive notices and communications on behalf of the person(s) filing statement)

June 11, 2004
(Date tender offer first published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

US$118,160,000(1)	US$14,970.88(1)

(1)
The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the purchase of up to 4,000,000 Class A Common Shares at the maximum cash offer price of Cdn$160,000,000 per share and based on an exchange rate of Cdn$1.00 to USD$0.7385, the inverse noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 9, 2004.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form:	Date Filed:

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

  1.
  Offer to Purchase and Circular dated June 11, 2004

  2.
  Letter of Transmittal

  3.
  Notice of Guaranteed Delivery

  4.
  Letter to Shareholders

  5.
  Letter to Optionholders

  6.
  Form of Broker Letter to Clients

Item 2. Informational legends

        See the cover of the Offer to Purchase and Circular.

2

OFFER
 by
PETROKAZAKHSTAN INC.

TO PURCHASE FOR NOT MORE THAN C$160,000,000 IN CASH
UP TO 4,000,000 OF ITS CLASS A COMMON SHARES
AT A PURCHASE PRICE NOT LESS THAN C$40 PER CLASS A COMMON SHARE

        PetroKazakhstan Inc. ("PetroKazakhstan" or the "Corporation") invites its shareholders ("Shareholders") to deposit Class A Common Shares (the "Shares") of the Corporation pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not less than C$40 per Share ("Auction Tenders"), or (ii) purchase price tenders ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Under a Purchase Price Tender, a depositing Shareholder does not specify a price but rather agrees to have the Shareholder's Shares purchased at the Purchase Price determined as provided herein. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender election will be deemed to have made a Purchase Price Tender.

        The Offer expires at 5:00 p.m. (Toronto time) on July 19, 2004, unless extended (the "Expiration Date"). PetroKazakhstan reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer, "Certain Conditions of the Offer".

        PetroKazakhstan will determine a single price per Share (that is not less than C$40 per Share) (the "Purchase Price") that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are deemed to have been deposited. Shares deposited by Shareholders pursuant to Auction Tenders will not be purchased by PetroKazakhstan pursuant to the Offer if the price specified by Shareholders is greater than the Purchase Price determined by the Corporation. Shareholders who wish to deposit Shares, but who do not wish to specify a price at which such Shares may be purchased by the Corporation, should make a Purchase Price Tender. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of C$40 per Share.

        The Purchase Price will be the lowest price at or above C$40 per Share that will enable PetroKazakhstan to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding C$160,000,000.

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, PetroKazakhstan may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdiction.

June 11, 2004 (cover continued on pages ii-iv)

        Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who has not withdrawn such Shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described below. PetroKazakhstan will first accept for purchase Shares properly deposited by any Shareholder who beneficially holds, as of the Expiration Date, fewer than 100 shares and who deposits all such Shares at or below the Purchase Price or pursuant to a Purchase Price Tender.

        If more Shares are deposited for purchase at the Purchase Price than can be purchased for C$160,000,000, the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own fewer than 100 shares, or "Odd Lots", will not be subject to pro ration. See Section 2 of the Offer, "Number of Shares; Pro Ration".

        PetroKazakhstan will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration.

        As of May 31, 2004, there were 80,594,666 Shares issued and outstanding and, accordingly, the Offer may result in the purchase by PetroKazakhstan of up to 4,000,000 Shares, approximately 5% of the total number of issued and outstanding Shares.

        PetroKazakhstan's Shares are listed and posted for trading on the Toronto Stock Exchange (the "TSX"), the New York Stock Exchange (the "NYSE"), the London Stock Exchange and the Frankfurt Stock Exchange under the symbol "PKZ". On May 3, 2004, the last full Trading Day prior to the announcement of the Offer, the closing price per Share on the TSX was C$37.85 and the closing price per Share on the NYSE was US$27.57. On June 10, 2004, the last full Trading Day prior to the mailing of the Offer, the closing price per Share on the TSX was C$36.77 and the closing price per Share on the NYSE was US$27.15.

        Neither PetroKazakhstan nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares under the Offer. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Shares to the Offer and, if so, how many Shares to deposit and at what price or prices.

        Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "Income Tax Consequences".

        Any Shareholder desiring to deposit all or any portion of the Shareholder's Shares under the Offer should either complete and sign the Letter of Transmittal in accordance with the instructions in such Letter of Transmittal and deliver it, together with all other required documents, to Computershare Trust Company of Canada, as depositary (the "Depositary"), and either deliver the certificates for such Shares to the Depositary as set forth in Section 3 of the Offer, "Procedure for Depositing Shares", or request that the Shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the Shareholder. Any Shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if the Shareholder desires to deposit such Shares. Any Shareholder who desires to deposit Shares, and whose certificates for such Shares are not immediately available on a timely basis, may deposit such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Procedure for Depositing Shares — Guaranteed Delivery".

        All dollar references in the Offer and the Circular are in Canadian dollars (C$), except where otherwise indicated. All dollar references in the Annual Information Form and the Annual Report on Form 40-F incorporated herein by reference are to United States dollars, except where otherwise indicated.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

        This Offer is made by PetroKazakhstan, a foreign issuer, for its own securities, and while the Offer and the Circular are subject to the disclosure requirements of the Province of Alberta, Canada, the province under the laws of which PetroKazakhstan is incorporated, and the other provinces of Canada, Shareholders should be aware that in some respects those disclosure requirements are different from those of the United States. PetroKazakhstan's financial statements referenced in this Offer and the Circular have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, which differ in some respects from accounting principles and auditing standards generally accepted in the United States, and these differences may be material. The significant differences between Canadian and United States generally accepted accounting principles as they apply to PetroKazakhstan are set forth in Note 21 to the Consolidated Annual Financial Statements of PetroKazakhstan contained in its 2003 Annual Report.

        The enforcement by Shareholders of civil liabilities under U.S. securities laws may be adversely affected by the fact that PetroKazakhstan is incorporated under the laws of Alberta, Canada and that all of its officers and directors are residents of countries other than the United States. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that none of the experts named in the Offer are residents of the United States. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law, and should consult their tax advisors with respect to those consequences in considering this Offer.

        Shareholders should be aware that PetroKazakhstan or its affiliates, directly or indirectly, may bid or make purchases of the Shares subject to the Offer during the period of the Offer, as permitted by applicable Canadian laws or regulations, or provincial laws or regulations.

        PetroKazakhstan has filed with the Securities and Exchange Commission (the "SEC") an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-4(g) promulgated thereunder.

AVAILABLE INFORMATION

        In addition to the requirements of applicable securities laws in Canada, PetroKazakhstan is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and furnishes other information with the SEC relating to its business, financial condition and other matters. PetroKazakhstan has filed an Issuer Tender Offer Statement on Schedule 13E-4F with the SEC. Such material and periodic reports filed and other materials furnished by PetroKazakhstan may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains such material, periodic reports and other information that PetroKazakhstan files or furnishes with the SEC electronically. The address of this Internet site is http://www.sec.gov.

INFORMATION FOR UNITED KINGDOM SHAREHOLDERS ONLY

        A Share constitutes a "controlled investment" for the purposes of the promotion restriction under Section 21 of the Financial Services and Markets Act 2000 (the "FSMA") and, accordingly, the Offer cannot be promoted in the United Kingdom to the general public by any person not authorized by the Financial Services Authority under the FSMA.

        This document must not be acted on or relied on by any persons in the United Kingdom who are not Shareholders of PetroKazakhstan and any investment or investment activity described or referred to in this document is available only to Shareholders and will be engaged in only with Shareholders.

        This document is required to be communicated by securities laws in Canada and the United States and is communicated or caused to be communicated and will be communicated or caused to be communicated only to Shareholders of PetroKazakhstan in accordance with Articles 29 and 67 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001.

        If a Shareholder has any doubt about the content of this document and/or any action that the Shareholder should take, such Shareholder is strongly advised to seek independent financial advice immediately from a stockbroker, solicitor, accountant or other independent financial advisor who specializes in advising on investment in securities. Nothing in this document constitutes investment, tax, legal or other advice by PetroKazakhstan or the Dealer Manager (if retained pursuant to Section 13, "Soliciting Dealer Group", of the Circular). This document has not been reviewed, authorized or otherwise approved by the United Kingdom Financial Services Authority or any other regulatory body in the United Kingdom.

v

SUMMARY

        This summary is qualified in its entirety by reference to the full text and more specific details in the Offer and the Circular.

Expiration Date	5:00 p.m. (Toronto time) on July 19, 2004 or such later date and time to which the Offer may be extended by PetroKazakhstan.
Payment Date	Subject to the terms and conditions of the Offer, PetroKazakhstan will take up and pay for Shares as soon as practicable and, in any event, not later than ten days after the Expiration Date.
Currency of Payment
The Purchase Price will be denominated in Canadian dollars. Amounts payable to depositing Shareholders will be in Canadian dollars. Shareholders have the option to receive payment in United States dollars. See Section 6 of the Offer, "Acceptance for Payment and Payment for Shares — Payment".
How to Tender Shares
Shareholders wishing to deposit Shares may do so either pursuant to (i) Auction Tenders, or (ii) Purchase Price Tenders. Shareholders who tender without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.

Auction Tender: Each Shareholder making an Auction Tender must specify the minimum price (of not less than C$40 per Share, in increments of C$0.10 per Share thereafter) at which such Shareholder is willing to have the Shareholder's Shares purchased by PetroKazakhstan.

Purchase Price Tender: Under a Purchase Price Tender, a depositing Shareholder does not specify a price but rather agrees to have the Shareholder's Shares purchased at the Purchase Price determined as provided herein.
Delivery Procedure
Any Shareholder desiring to deposit all or any portion of the Shareholder's Shares under the Offer should complete and sign the Letter of Transmittal in accordance with the instructions in such Letter of Transmittal and deliver it, together with all other required documents, to the Depositary, along with the share certificates for such Shares, as set forth in Section 3 of the Offer, "Procedure for Depositing Shares", or request that the Shareholder's broker, dealer, commercial bank, trust company or other nominee effect the transaction for such Shareholder. Any Shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if the Shareholder desires to deposit such Shares. Any Shareholder who desires to deposit Shares and whose certificates for such Shares are not immediately available may deposit such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer, "Procedure for Depositing Shares — Guaranteed Delivery".
Purchase Price
PetroKazakhstan will determine a single Purchase Price, which will not be less than C$40 per Share, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are deemed to have been deposited. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of C$40 per Share for purposes of determining the Purchase Price.

All Shares purchased by PetroKazakhstan will be purchased at the Purchase Price, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders.

PetroKazakhstan will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price, Shares not purchased because of pro ration and Shares not accepted for Purchase.

The Purchase Price will be the lowest price (of not less than C$40 per Share) that will allow PetroKazakhstan to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding C$160,000,000. See Section 1 of the Offer, "Purchase Price".
Number of Shares to be Purchased
PetroKazakhstan will purchase Shares under the Offer up to a maximum aggregate purchase price of C$160,000,000. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date. If the Purchase Price is determined to be C$40 per Share, the minimum purchase price under the Offer, the maximum number of shares that may be purchased under the Offer is 4,000,000.
Pro ration
If the aggregate purchase price for Shares properly deposited by the Expiration Date pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders exceeds C$160,000,000, then the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) at or below the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own Odd Lots will not be subject to pro ration. See Section 2 of the Offer, "Number of Shares; Pro Ration".
Odd Lots
PetroKazakhstan will accept for purchase without pro ration all Shares deposited by any Shareholder owning fewer than 100 Shares as of the close of business on the Expiration Date, provided such Shareholder deposits prior to the Expiration Date all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and in either case checks (or ticks) the Odd Lots box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 2 of the Offer, "Number of Shares; Pro Ration".
Brokerage Commissions	None.
Conditions of the Offer
PetroKazakhstan reserves the right to withdraw the Offer and not take up and pay for Shares deposited thereunder unless the conditions described in Section 5 of the Offer are satisfied or waived. See Section 5 of the Offer, "Certain Conditions of the Offer".
Withdrawal Rights	Deposited Shares may be withdrawn at any time by a Shareholder if the Shares have not been taken up by PetroKazakhstan or if the Shares have not been paid for by PetroKazakhstan within three business days of being taken up. See Section 4 of the Offer, "Withdrawal Rights".
Tax	Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "Income Tax Consequences".

Position of PetroKazakhstan and Directors
Neither PetroKazakhstan nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares under the Offer. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Shares to the Offer and, if so, how many Shares to deposit, and at what price or prices.
Acceptance of the Offer	The directors and senior officers of the Corporation who beneficially own, directly or indirectly, or exercise control or direction over Shares have advised the Corporation that they do not have a present intention to accept the Offer, except for Bernard F. Isautier, Chairman of the Board, President, Chief Executive Officer and a director of the Corporation, and Jacques Lefèvre, a director of the Corporation, who have each indicated that they are considering tendering pursuant to the Offer up to the total number of respective Shares that they hold or control and Nurlan Kapparov, a director of the Corporation, who has indicated that he intends to tender 100,000 Shares pursuant to the Offer. See Section 5 of the Circular, "Ownership of PetroKazakhstan's Securities — Acceptance of the Offer".
Further Information
For further information regarding the Offer, Shareholders may contact the Depositary or consult their broker. The addresses and telephone number of the Depositary are set out in the Letter of Transmittal and on the back cover of this Offer.

        NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF PETROKAZAKHSTAN AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PETROKAZAKHSTAN.

DEFINITIONS

        In the Offer and the Circular, including the Summary, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"Auction Tender" means a deposit of Shares made by a Shareholder pursuant to the Offer where that Shareholder specifies a tender price (of not less than C$40 per Share, in increments of C$0.10 per Share thereafter) at which that Shareholder is willing to have all such deposited Shares purchased by the Corporation;

"Board of Directors" means the board of directors of PetroKazakhstan;

"Circular" means the issuer bid circular accompanying and forming part of the Offer;

"Corporation" means PetroKazakhstan Inc.;

"Depositary" means Computershare Trust Company of Canada;

"Deposited Shares" means Shares validly deposited pursuant to the Offer;

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Inc. Medallion Signature Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Expiration Date" means 5:00 p.m. (Toronto time) on July 19, 2004, unless PetroKazakhstan, in its sole discretion, extends the period during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by PetroKazakhstan, will expire;

"FSE" means the Frankfurt Stock Exchange;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer;

"LSE" means the London Stock Exchange;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer;

"NYSE" means the New York Stock Exchange;

"Odd Lot" means a shareholding of fewer than 100 Shares in the aggregate;

"Offer" means the offer by PetroKazakhstan to purchase for not more than C$160,000,000 in cash up to 4,000,000 Shares hereunder at a Purchase Price not less than C$40 per Share, together with the related Letter of Transmittal;

"PetroKazakhstan" means PetroKazakhstan Inc.;

"Purchase Price" means the price per Share (of not less than C$40 per Share) that PetroKazakhstan will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited;

"Purchase Price Tender" means a deposit of Shares (or deemed deposit) made by a Shareholder where that Shareholder does not specify a price for the purchase of Shares by PetroKazakhstan but rather agrees to have their Shares purchased for the Purchase Price as determined under the Offer. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of C$40 per Share;

"SEC" means the United States Securities and Exchange Commission;

"Shareholder" means a shareholder of PetroKazakhstan;

"Shares" means the Class A common shares of PetroKazakhstan;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Trading Day" means any day on which trading occurs on the TSX or the NYSE;

"TSX" means the Toronto Stock Exchange; and

"UKLA" means the United Kingdom Listing Authority, being the United Kingdom Financial Services Authority in its capacity as a competent authority under the Financial Services and Markets Act 2000 in the United Kingdom.

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OFFER TO PURCHASE

To the Holders of Shares of PetroKazakhstan Inc.:

        PetroKazakhstan hereby invites its Shareholders to deposit Shares pursuant to (i) Auction Tenders at prices of not less than C$40 per Share, in increments of C$0.10 per Share thereafter, as specified by such Shareholders, or (ii) Purchase Price Tenders, in either case, upon the terms and subject to the conditions set forth in this Offer. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender election will be deemed to have made a Purchase Price Tender. A Shareholder who wishes to deposit Shares but does not wish to specify a price at which the Shares may be purchased by PetroKazakhstan should make a Purchase Price Tender.

        THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5 OF THE OFFER, "CERTAIN CONDITIONS OF THE OFFER".

        All Shareholders who have properly deposited and have not withdrawn their Shares pursuant to an Auction Tender at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to pro ration described herein.

        PetroKazakhstan will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of pro ration. Depositing Shareholders will not be obligated to pay any brokerage fees or commissions or, except as set forth in Section 6 of the Offer, "Acceptance for Payment and Payment for Shares", stock transfer taxes on the purchase of Shares by PetroKazakhstan pursuant to the Offer.

        Neither PetroKazakhstan nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices. Shareholders are urged to consult their own investment and tax advisors.

        The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

1.     PURCHASE PRICE

        As promptly as practicable following the Expiration Date, PetroKazakhstan will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price (which will be not less than C$40 per Share) that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by depositing Shareholders pursuant to Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are deemed to have been deposited. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of C$40 per Share for purposes of determining the Purchase Price.

        PetroKazakhstan will determine a single Purchase Price per Share, being the lowest price (of not less than C$40 per Share), that will allow it to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding C$160,000,000. As promptly as practicable thereafter, PetroKazakhstan will publicly announce the Purchase Price, and upon the terms and subject to the conditions of the Offer (including the pro ration provisions described herein), all Shareholders who have properly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased. The Purchase Price will be denominated in Canadian dollars.

2.     NUMBER OF SHARES; PRO RATION

        As of May 31, 2004, there were 80,594,666 Shares outstanding. The maximum of 4,000,000 Shares that PetroKazakhstan is offering to purchase represents approximately 5% of the total number of Shares outstanding as of May 31, 2004.

        If the aggregate purchase price (calculated at the Purchase Price) for Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 4 of the Offer, "Withdrawal Rights") pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders is less than or equal to C$160,000,000, PetroKazakhstan will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Deposited Shares.

        If the aggregate purchase price (calculated at the Purchase Price) for Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 4 of the Offer, "Withdrawal Rights") pursuant to Auction Tenders at or below the Purchase Price or pursuant to Purchase Price Tenders exceeds C$160,000,000, then the Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) at or below the Purchase Price by the depositing Shareholders (with adjustments to avoid the purchase of fractional shares), except that Odd Lot deposits will not be subject to pro ration. For the purposes of the foregoing, an Odd Lot deposit is a deposit by a Shareholder owning in the aggregate fewer than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date, and in either case checks (or ticks) the "Odd Lots" box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, Odd Lots will be accepted for purchase before any pro ration. Odd Lot holders therefore have the opportunity to sell their Shares without incurring brokerage commissions that they may otherwise incur if they were to sell their Shares in a transaction on the stock exchanges on which the Shares are listed.

        As described in Section 6 of the Offer, "Acceptance For Payment And Payment For Shares", the number of Shares that PetroKazakhstan will purchase from a Shareholder who is a United States Holder (as defined in Section 8 of the Circular, "Income Tax Consequences — Certain United States Federal Income Tax Consequences to United States Holders") may affect the United States federal income tax consequences to the Shareholder of such purchase and therefore may be relevant to a Shareholder's decision whether to deposit Shares.

3.     PROCEDURE FOR DEPOSITING SHARES

        Proper Deposit of Shares.    To deposit Shares pursuant to the Offer, (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures, guaranteed (where necessary) by an Eligible Institution, and any other documents required by the Letter of Transmittal, must be received by the Depositary, at one of its addresses set forth on the back cover of this Offer, by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed.

        A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

        The Canadian Depository for Securities Limited in Canada and the Depository Trust Company in the United States will each be issuing instructions to their respective participants as to the method of depositing Shares under the terms of the Offer.

        In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in the box captioned "Type of Tender" on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, (a) whether Shares are deposited pursuant to an Auction Tender or a Purchase Price Tender, (b) if an Auction Tender is made, the price (of not less than C$40 per Share in increments of C$0.10 thereafter) at which such Shares are being deposited, and (c) whether the Shareholder is making an Odd Lot deposit.

        Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

        A Shareholder desiring to deposit Shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each lot and price at which the Shareholder is depositing Shares. The same Shares cannot be deposited pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal, if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate deposited therewith and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

        Method of Delivery.    The method of delivery of Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates for Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and the mailing must be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery will only be made upon actual receipt of such Shares by the Depositary.

        Guaranteed Delivery.    If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary at one of its addresses set forth on the back cover of this Offer by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by PetroKazakhstan (indicating the type of deposit, whether an Odd Lot election is being made and, in the case of an Auction Tender, the price at which the Shares are being deposited, and the currency election, if applicable) is received by the Depositary at its mailing address in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to the Expiration Date; and

  (c)
  the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal relating to such Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto, Ontario address as set out in the Notice of Guaranteed Delivery before 5:00 p.m., Toronto time, by the third Trading Day after the Expiration Date.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the facsimile number or the mailing address of the Depositary in Toronto, Ontario as set out therein and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures guaranteed if required and any other documents required by the Letter of Transmittal.

        Determination of Validity.    All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares, will be determined by PetroKazakhstan, in its sole discretion, which determination shall be final and binding on all parties. PetroKazakhstan reserves the absolute right to reject any or all deposits of Shares judged by it not to be in proper form or which, in the opinion of its counsel, may be unlawful for it to accept under the laws of any jurisdiction. PetroKazakhstan also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of PetroKazakhstan, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. PetroKazakhstan's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

        Under no circumstances will interest be paid by PetroKazakhstan by reason of any delay in making payment to any person using the guaranteed delivery procedures, and the payment (including the payment of accrued interest on Deposited Shares up to, but not including, the date upon which payment for Deposited Shares pursuant to the Offer is to be made by PetroKazakhstan) for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the Deposited Shares accepted for payment pursuant to the Offer is to be made by PetroKazakhstan.

        Formation of Agreement.    The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and PetroKazakhstan, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

        Prohibition on "Short" Tenders.    It is a violation of Section 14(e) of the Exchange Act, and Rule 14e-4 promulgated thereunder, for a person, including any Shareholder, directly or indirectly, to deposit any Shares for a person's own account unless, at the time of the deposit and at the end of the pro ration period, such person, (i) has a net long position equal to or greater than the amount of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of the Shares deposited and upon acceptance of such person's deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities, and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to PetroKazakhstan pursuant to any procedures described herein will constitute a representation by such Shareholder that, (i) such Shareholder has a net long position in the Shares being deposited within the meaning of Rule 14e-4, and (ii) the deposit of such Shares complies with Rule 14e-4.

4.     WITHDRAWAL RIGHTS

        Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the relevant Shareholder, (i) at any time prior to the Expiration Date, (ii) at any time, if the Shares have not been taken up by PetroKazakhstan before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares, or (iii) within three business days of being taken up, if the Shares have been taken up but not paid for by PetroKazakhstan.

        For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by PetroKazakhstan, in its sole discretion, which determination shall be final and binding. None of PetroKazakhstan, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

        Any Shares properly withdrawn will thereafter be deemed not to have been deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following any of the procedures described in Section 3 of the Offer, "Procedure for Depositing Shares".

        If PetroKazakhstan extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to PetroKazakhstan's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of PetroKazakhstan all Deposited Shares, and such Shares may not be withdrawn except to the extent depositing Shareholders are entitled to withdrawal rights as described in this Section 4.

5.     CERTAIN CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the Offer, PetroKazakhstan shall not be required to accept for purchase, purchase or pay for any Shares deposited and may terminate or cancel the Offer or may postpone the payment for Shares deposited if at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by PetroKazakhstan to have occurred) which, in PetroKazakhstan's sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

  (a)
  there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Shares by PetroKazakhstan or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of PetroKazakhstan, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of PetroKazakhstan or its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to PetroKazakhstan;

  (b)
  there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or PetroKazakhstan or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of PetroKazakhstan might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits of the Offer to PetroKazakhstan;

  (c)
  there shall have occurred, (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada, the United States or the United Kingdom, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada, the United States or the United Kingdom (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Kazakhstan, Canada, the United States or the United Kingdom, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of PetroKazakhstan, might affect the extension of credit by banks or other lending institutions, (v) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on PetroKazakhstan's business, operations or prospects or the trading in, or value of, the Shares, or (vi) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the Standard and Poor's 500 Industrials Index by an amount in excess of 10%, measured from the close of business on June 10, 2004;

  (d)
  any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of PetroKazakhstan or its subsidiaries that, in the sole judgment of PetroKazakhstan, have or may have material adverse significance with respect to PetroKazakhstan or its subsidiaries taken as a whole;

  (e)
  the Corporation shall have concluded, in its sole judgment, that exemptions from the proportionate take up, specification of number of securities to be taken up and valuation requirements under applicable securities legislation in Canada are not available on acceptable terms to the Corporation for the Offer and, if required under any such legislation, the Corporation shall not have received exemptions from or waivers of the appropriate courts or securities regulatory authorities from such requirements in respect of the Offer; or

  (f)
  any change shall have occurred or been proposed to the Tax Act that, in the sole judgment of the Corporation, is detrimental to PetroKazakhstan or a Shareholder.

        Any waiver of a condition by PetroKazakhstan, or the withdrawal of the Offer by PetroKazakhstan, shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. PetroKazakhstan, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the NYSE, the LSE, the FSE and the Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, PetroKazakhstan shall not be obligated to take up, accept for purchase or pay for any of the deposited Shares, and the Depositary will return all certificates for deposited Shares and Letters of Transmittal and any related documents to the parties by whom they were deposited.

        The foregoing conditions are for the sole benefit of PetroKazakhstan and may be asserted by PetroKazakhstan, in its sole discretion, regardless of the circumstances (including any action or inaction by PetroKazakhstan) giving rise to any such conditions, or may be waived by PetroKazakhstan, in its sole discretion, in whole or in part at any time. The failure by PetroKazakhstan at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by PetroKazakhstan concerning the events described in this Section shall be final and binding on all parties.

6.     ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

        Promptly after it has determined the Purchase Price in accordance with Section 1 of the Offer, "Purchase Price", PetroKazakhstan will publicly announce the Purchase Price and will take up and pay for Shares to be purchased pursuant to the Offer as soon as practicable after the Expiration Date, but in any event not later than ten days after such time. PetroKazakhstan will pay for such Shares within three business days after taking up the Shares.

        Number of Shares.    For purposes of the Offer, PetroKazakhstan will be deemed to have accepted for payment, subject to pro ration, Shares deposited and not withdrawn pursuant to Auction Tenders at or below the Purchase Price and pursuant to Purchase Price Tenders if, as and when PetroKazakhstan gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

        Payment.    The Purchase Price payable by PetroKazakhstan, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars. If a depositing Shareholder wishes to receive payment for Shares deposited and purchased in United States dollars, the box captioned "U.S. Dollar Election" in the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, must be completed. Otherwise, payment will be received in Canadian dollars. The Depositary will determine the amount payable to Shareholders receiving United States dollar payment at the United States dollar equivalent of the relevant Canadian dollar amount calculated at the average of the noon spot rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date (the "Exchange Rate").

        Payment for Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the depositing Shareholders for the purpose of receiving payment from PetroKazakhstan and transmitting such payment to the depositing Shareholders. Under no circumstances will interest be paid by PetroKazakhstan or the Depositary to persons depositing Shares by reason of any delay in paying for any Shares or otherwise.

        In the event of pro ration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, PetroKazakhstan will determine the pro ration factor and pay for those Deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, PetroKazakhstan does not expect to be able to announce the final results of any such pro ration for at least three Trading Days after the Expiration Date.

        Certificates for all Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to pro ration, and Shares not accepted for purchase will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

        The Offer provides Shareholders with the opportunity to sell their Shares without incurring brokerage commissions.

        PetroKazakhstan will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to any person other than the registered owner, or (in the circumstances permitted by the Offer) if Shares not deposited or not accepted for purchase are to be registered in the name of any person other than the registered owner, or if deposited certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner or such other person), payable on account of the transfer to such person will be deducted from any Purchase Price payable to the registered owner unless evidence satisfactory to PetroKazakhstan of the payment of such taxes or exemption therefrom is submitted.

        The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) representing Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the Shares.

        The Depositary will forward cheques and certificates representing all Shares not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 8 of the Offer, "Payment in the Event of Mail Service Interruption", in the event of real or possible mail service interruption.

7.     EXTENSION AND VARIATION OF THE OFFER

        PetroKazakhstan expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer, "Certain Conditions of the Offer", shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written or oral notice (to be confirmed in writing) of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 10 of the Offer, "Notice", to all Shareholders. Promptly after giving notice of an extension or variation to the Depositary, PetroKazakhstan will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX, the NYSE, the LSE, the FSE and the Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        Where the terms of the Offer are varied, the period during which Shares may be deposited pursuant to the Offer shall not expire before ten days after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by PetroKazakhstan in accordance with the terms of the Offer, subject to Section 4 of the Offer, "Withdrawal Rights". An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by PetroKazakhstan of its rights under Section 5 of the Offer, "Certain Conditions of the Offer".

        If, prior to the Expiration Date, a variation in the terms of the Offer increases the consideration offered to Shareholders by PetroKazakhstan, in its sole discretion, such increase shall be applicable to all Deposited Shares that are taken up pursuant to the Offer.

        Notwithstanding the foregoing, the Offer may not be extended by PetroKazakhstan if all the terms and conditions of the Offer have been complied with, except those waived by PetroKazakhstan, unless PetroKazakhstan first takes up and pays for all Shares properly deposited under the Offer and not withdrawn.

        PetroKazakhstan also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for purchase any Shares not theretofore accepted for purchase upon the occurrence of any of the conditions specified in Section 5 of the Offer, "Certain Conditions of the Offer", or (ii) at any time or from time to time, to amend the Offer in any respect, including increasing or decreasing the number of Shares PetroKazakhstan may purchase or the range of prices it may pay pursuant to the Offer.

        Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which PetroKazakhstan may choose to make any public announcement, except as provided by applicable law, PetroKazakhstan shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire services, Canada NewsWire Ltd. and Regulatory News Service.

        If PetroKazakhstan makes a material change in the terms of the Offer or the information concerning the Offer, it will extend the time during which the Offer is open to the extent required under applicable Canadian and United States securities legislation.

8.     PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

        Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if PetroKazakhstan determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until PetroKazakhstan has determined that delivery by mail will no longer be delayed. PetroKazakhstan will provide notice as provided under Section 10 of the Offer, "Notice", of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

9.     LIENS; DIVIDENDS

        Shares acquired pursuant to the Offer shall be acquired by PetroKazakhstan free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders.

        Each Shareholder of record on that date will be entitled to receive that dividend or distribution, whether or not such Shareholder deposits Shares pursuant to the Offer.

10.   NOTICE

        Any notice to be given by PetroKazakhstan or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite, (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service in Canada, the United States or the United Kingdom following mailing. In the event of an interruption of mail service following mailing, PetroKazakhstan will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada, the United States or the United Kingdom are not

open for deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which PetroKazakhstan or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of the Globe & Mail or the National Post, in a French language daily newspaper of general circulation in Montreal, in the Wall Street Journal, and in the Financial Times in the United Kingdom.

11.   OTHER TERMS

  (a)
  No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of PetroKazakhstan other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by PetroKazakhstan.

  (b)
  It is a term of the Offer that for the purposes of subsection 191(4) of the Tax Act the "Specified Amount" in respect of each share shall be C$37.85.

  (c)
  The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

  (d)
  PetroKazakhstan, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer, the pro rata entitlement of each depositing Shareholder, if applicable, and the validity of any withdrawals of Shares.

  (e)
  The Offer is not being made to, nor will deposits of Shares be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer, the acceptance thereof or the transactions contemplated thereby would not be in compliance with the laws of such jurisdiction. PetroKazakhstan may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in any such jurisdiction.

        The accompanying Circular, together with the Offer, constitutes the issuer bid circular required under Canadian and United States securities legislation with respect to the Offer.

        The accompanying Circular contains additional information relating to the Offer.

June 11, 2004

PETROKAZAKHSTAN INC.

Bernard F. Isautier President and Chief Executive Officer

CIRCULAR

        This Circular is supplied with respect to the accompanying Offer to Purchase by PetroKazakhstan to purchase for not more than C$160,000,000 in cash up to a maximum of 4,000,000 of its Shares at a Purchase Price not less than C$40 per Share. Words and terms used in this Circular, unless otherwise defined herein, are defined and have the same meaning as in the Offer to Purchase. The terms and conditions of the Offer to Purchase are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of the terms and conditions of the Offer.

1.     CERTAIN INFORMATION CONCERNING PETROKAZAKHSTAN

        PetroKazakhstan Inc. (PetroKazakhstan Inc. and its subsidiaries are collectively hereinafter referred to as "PetroKazakhstan" or the "Corporation"), formerly known as Hurricane Hydrocarbons Ltd. ("Hurricane"), was incorporated on September 5, 1986 under the Business Corporations Act (Alberta). Initially, Hurricane was incorporated as a subsidiary of Brana Oil & Gas Ltd. ("Brana"), which was at the time a public oil and gas company listed on the Alberta Stock Exchange. In 1987 Brana declared a dividend-in-kind to its shareholders of 1,530,259 Hurricane Class A Shares.

        The registered head office of the Corporation is located at Suite 1460, Sun Life Plaza, North Tower, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3. The telephone number of the Corporation at its head office is (403) 221-8435, the fax number is (403) 221-8425 and its web site is http://www.petrokazakhstan.com. Information contained on PetroKazakhstan's web site is not part of this Circular or the Offer to Purchase. The Corporation also has representative offices in Windsor, the United Kingdom and Almaty, Kazakhstan.

        PetroKazakhstan is a vertically integrated, international energy company engaged in the acquisition, exploration, development and production of oil and gas, the refining and export of crude oil, and the marketing of crude oil and refined products in the Republic of Kazakhstan. The Corporation's business consists of upstream and downstream operations.

        The Corporation's upstream operations consist of exploration and production activities. All crude oil from the production activities is either refined by the downstream operations and sold primarily within Kazakhstan or exported directly from the upstream operations.

        The Corporation's exploration activities involve exploration and exploratory drilling for new reserves in areas in which it holds exploration licenses. The Corporation owns a 100% interest in exploration licenses for areas covering approximately 465,000 acres and is currently finalizing a 75% farm-in interest in an exploration licence covering approximately 1,060,082 acres (795,062 acres net to PetroKazakhstan). To date, exploration on these lands has resulted in the discovery of two new fields. The Corporation's exploration program in 2003 was primarily focused on assessing deeper stratigraphic prospects.

        The Corporation's upstream production activities involve the production of oil from existing reserves. The Corporation owns interests in 11 fields, all of which are located in the South Turgai Basin in south central Kazakhstan.

        The discussions previously reported between PetroKazakhstan and its joint venture partners for the acquisition of the remaining 50% participation interest in Kazgermunai Limited Liability Partnership which it does not currently own were being undertaken pursuant to an agreed timetable. That timetable has now expired. PetroKazakhstan is nonetheless continuing to pursue such acquisition and the necessary consents for the potential transaction. Kazgermunai Limited Liability Partnership owns the Akshabulak, Nurali and Aksai Fields and PetroKazakhstan's current 50% participation interest accounts for 31.6% of its total proved and probable reserves.

        The Corporation's downstream business consists of refining, marketing and trading activities. All crude oil from the upstream operations that is not exported is sold to the downstream operations for refining at the Corporation's refinery, which is located in Shymkent and has been operating since 1987. Crude oil production from producing fields is, and is expected to continue to be, the primary source of crude oil for the Shymkent refinery.

        The Corporation's refining and marketing activities involve the operation of the Shymkent refinery and the marketing of the refined products it produces. The refined products produced at the Shymkent refinery include heating fuel, gasoline, diesel fuel and jet fuel primarily for the Kazakhstani domestic market.

        The Corporation's trading activities include crude oil exports from the refinery at Shymkent, which serves as a crude oil distribution hub.

        The Corporation is authorized to issue an unlimited number of Shares and Class B Redeemable Preferred Shares. As of May 31, 2004 there were 80,594,666 Shares issued and outstanding. No Class B Redeemable Preferred Shares have been issued. The holders of Shares are entitled to one vote for each Share held.

        Additional Information.    PetroKazakhstan is subject to the information and reporting requirements of Canadian securities laws and the rules of the TSX, the NYSE, the UKLA, the LSE, the FSE and the Exchange Act and in accordance therewith files periodic reports and other information with securities regulatory authorities in Canada, the TSX, the NYSE, the SEC, the UKLA, the LSE and the FSE relating to its business, financial condition and other matters. PetroKazakhstan is required to disclose in such reports certain information, as of particular dates, concerning PetroKazakhstan's directors and officers, their compensation, stock options granted to them, the principal holders of PetroKazakhstan's securities and any material interest of such persons in transactions with PetroKazakhstan. The Corporation files reports, statements and other information with the Canadian Securities Administrators which may be accessed on the SEDAR web site (http://www.sedar.com).

        U.S. Securities Laws.    PetroKazakhstan has also filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder. The Offer in the United States will be made on the terms and subject to the conditions of the Offer in Canada. In addition to the requirements of applicable securities laws in Canada, PetroKazakhstan is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and furnishes other information with the SEC relating to its business, financial condition and other matters. Such material and periodic reports filed and other materials furnished by PetroKazakhstan may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains such material, periodic reports and other information that PetroKazakhstan files or furnishes with the SEC electronically (http://www.sec.gov).

        Incorporation of Certain Information by Reference.    The Corporation's Annual Information Form for the financial year ended December 31, 2003 dated May 19, 2004 filed with the Canadian Securities Administrators is specifically incorporated by reference into, and forms an integral part of, this Offer to Purchase and Circular.

        The Corporation's annual report on Form 40-F for the financial year ended December 31, 2003 filed by the Corporation with the SEC after the date of this Offer to Purchase and Circular and prior to the termination of this Offer is deemed to be incorporated by reference into this Offer to Purchase and Circular.

        Any statement contained in this Offer to Purchase and Circular or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase and Circular to the extent such original statement is modified or superseded by a statement contained in any subsequently filed document incorporated by reference. When that happens, the modified or superseded part of the original statement shall not constitute a part of this Offer to Purchase and Circular, except as so modified or superseded.

        PetroKazakhstan will provide each Shareholder or other person to whom the Offer to Purchase and Circular is delivered, without charge, upon the written or oral request of such person, a copy of all of the foregoing documents incorporated herein by reference. Requests for such documents should be directed to Ihor P. Wasylkiw, Vice President, Investor Relations, at Suite 1460, Sun Life Plaza, North Tower, 140-4th Ave. S.W., Calgary, Alberta T2P 3N3, telephone number (403) 221-8435. A copy of all of the foregoing documents, as and when filed, may also be obtained in the manner described above under "— Additional Information" and "— U.S. Securities Laws."

        Exchange Rates.    The following table sets forth (i) the rates of exchange of the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, in each case, based on the noon spot rate of the Bank of Canada.

	Five Months Ended May 31, 2004	Year Ended (US$)
		2003	2002	2001	2000	1999
Rate at end of period	0.7335	0.7738	0.6331	0.6279	0.6666	0.6929
Average Rate during period	0.7450	0.7159	0.6372	0.6448	0.6728	0.6746
High	0.7879	0.7738	0.6618	0.6695	0.6973	0.6929
Low	0.7159	0.6350	0.6199	0.6242	0.6413	0.6537

        On May 3, 2004, the last full Trading Day prior to the announcement of the Offer, the noon spot rate of the Bank of Canada was C$1.00 = US$0.7279. On June 10, 2004, the last full Trading Day prior to the mailing of the Offer, the noon spot rate of the Bank of Canada was C$1.00 = US$0.7370.

2.     PURPOSE AND EFFECT OF THE OFFER

        PetroKazakhstan believes that purchasing Shares under the Offer represents an effective use of PetroKazakhstan's financial resources and is in the best interests of the Corporation for the following reasons:

  (a)
  PetroKazakhstan believes that the Offer is the most equitable and efficient means to distribute an aggregate of C$160,000,000 to its Shareholders that provides Shareholders with an option to elect whether to participate in the distribution;

  (b)
  the Offer provides Shareholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender, or the opportunity to deposit their Shares without specifying a price pursuant to a Purchase Price Tender and, in either case, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales. Shareholders whose Shares are not purchased under the Offer will realize a proportionate increase in their equity interest in PetroKazakhstan if Shares are purchased pursuant to the Offer; and

  (c)
  Shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer will avoid the payment of brokerage commissions, which may be applicable on a sale of their Shares in a transaction on the stock exchanges on which the Shares are traded.

        Neither PetroKazakhstan nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Each Shareholder must decide for itself whether to deposit Shares under the Offer. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit and at what price or prices.

        Background to the Offer.    Senior management of PetroKazakhstan determined that pursuing a potential substantial issuer bid would be an efficient use of PetroKazakhstan's financial resources for the reasons set out above and discussed in detail the potential transaction with PetroKazakhstan's advisors.

        The Board of Directors considered the proposed Offer and whether it would be in the best interests of the Corporation and its Shareholders. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

  (a)
  the view of management that the Offer is the most equitable and efficient means to distribute an aggregate of C$160,000,000 to its Shareholders that provides Shareholders with an option to elect whether to participate in the distribution;

  (b)
  after giving effect to the Offer, PetroKazakhstan will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and to fund the future growth of the business of the Corporation;

  (c)
  the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Corporation, should they desire liquidity, in quantities which would not otherwise be available in the market;

  (d)
  depositing Shares under the Offer is optional and available to all Shareholders and, therefore, each Shareholder is free to accept or reject the Offer;

  (e)
  the Offer is not conditional upon any minimum number of Shares being deposited;

  (f)
  Shareholders who do not deposit their Shares to the Offer will realize a proportionate increase in their equity interest in the Corporation to the extent Shares are purchased by the Corporation pursuant to the Offer; and

  (g)
  whether it would be reasonable to conclude that, following the completion of the Offer, there would be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see "— Liquidity of Market").

        On June 10, 2004, the Board of Directors approved the making of the Offer, the pricing of the Offer, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

        Canadian securities laws prohibit PetroKazakhstan and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer, except as otherwise permitted by applicable law. PetroKazakhstan may, subject to applicable law, in the future purchase additional Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms which are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by PetroKazakhstan will depend on many factors, including the market price of the Shares, PetroKazakhstan's business and financial position, the results of the Offer and general economic and market conditions.

        Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "Income Tax Consequences".

        Liquidity of Market.    As of May 31, 2004, the Corporation had outstanding 80,594,666 Shares, of which approximately 74,339,669 Shares comprise the "public float", which excludes shares owned by "related parties" of the Corporation under applicable securities laws. The Shares that PetroKazakhstan is offering to purchase pursuant to the Offer represent approximately 5% of the Shares then outstanding. For the purpose of the Offer, the "related parties" are the directors and senior officers of PetroKazakhstan and persons who, at the relevant time, held more than 10 percent of the Shares. In the event that PetroKazakhstan takes up and purchases 4,000,000 Shares pursuant to the Offer, and none of the "related parties" deposit their Shares pursuant to the Offer, the "public float" will be comprised of 70,339,669 Shares.

        PetroKazakhstan is relying on the "liquid market exemption" specified in Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and Quebec Securities Commission Local Policy Statement Q-27 ("QSC Policy Q-27") and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.

        The Corporation has determined that there is a liquid market in the Shares because:

  (a)
  there are published markets for the Shares, namely the TSX, the NYSE, the LSE and the FSE;

  (b)
  during the period of 12 months before May 4, 2004, the date the Offer was announced:

  (i)
  the number of issued and outstanding Shares was at all times not less than 62,842,384, excluding Shares beneficially owned, directly or indirectly, or over which control or direction was exercised by related parties and Shares that were not freely tradeable;

  (ii)
  the aggregate trading volume of the Shares was approximately 65,065,713 on the TSX;

  (iii)
  the number of trades in Shares on the TSX exceeded 1,000 by a significant margin;

    (iv)
    the aggregate trading value based on the price of the trades referred to in clause (iii) was approximately C$1.474 billion on the TSX; and

  (c)
  the market value of the Shares on the TSX, as determined in accordance with applicable rules, was approximately C$3.096 billion for April 2004, being the calendar month preceding the calendar month in which the offer was announced.

        The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Shares who do not deposit Shares under the Offer and, in doing so, considered the following factors:

  (a)
  the extent by which the trading volume, number of trades and aggregate trading value of the Shares during the 12-month period preceding the announcement of the Offer, the size of the public float of the Shares and the market value of the Shares exceeds the minimum "liquid market" requirements specified in both OSC Rule 61-501 and QSC Policy Q-27;

  (b)
  the number of Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Shares on the TSX, the value of trades on the TSX and the market value of the Shares in the twelve months preceding the announcement of the Offer;

  (c)
  the effect of prior issuer bids by the Corporation (including normal course issuer bids), pursuant to which the Corporation has purchased an average of approximately 2,004,635 Shares per year over the past two years, on the public float, trading volume of and the number of trades in the Shares on the TSX, the NYSE and the LSE, the value of the trades on the TSX and the market value of the Shares; and

  (d)
  the effect that the purchase of up to 4,000,000 Shares by PetroKazakhstan would have on the aggregate shareholdings of all senior officers and directors of PetroKazakhstan.

        The Board of Directors determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.

        Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such regulatory authorities prior to the Expiration Date.

        For further information, see the table included in Section 4 of this Circular, "Price Range of Shares; Dividends; Previous Sales and Purchases of Shares — Trading of Shares on Principal Markets".

        The Shares are registered under the Exchange Act, which requires, among other things, that PetroKazakhstan furnish certain information to the SEC. PetroKazakhstan believes that the purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

        The Shares are currently "margin securities" under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. PetroKazakhstan believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board's margin regulations.

3.     FINANCIAL INFORMATION

        Copies of the Corporation's most recent audited financial statements for the period ended December 31, 2003 and most recent unaudited interim financial statements for the period ended March 31, 2004 are available on the SEDAR website at http://www.sedar.com and on the Corporation's website at http://www.petrokazakhstan.com. Shareholders who wish to obtain a copy of these financial statements may do so, without charge, upon written request to the Corporation at Suite 1460, Sun Life Plaza, North Tower, 140-4th Avenue S.W., Calgary, Alberta, Canada T2P 3N3, or by calling (403) 221-8435.

4.     PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES

        Trading of Shares on Principal Markets.    The Shares are listed and posted for trading on the TSX, the NYSE, the LSE and the FSE under the trading symbol "PKZ".

        The following table sets forth the reported high and low closing prices and trading volume for the Shares on the TSX and the NYSE for the periods indicated.

	TSX			NYSE
	High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
2003
January	17.32	16.12	3,101,794	11.16	10.44	1,196,895
February	18.65	16.25	3,204,400	12.57	10.70	721,107
March	18.43	15.00	2,274,489	12.50	10.12	1,287,993
April	15.75	14.00	4,878,170	10.99	9.55	2,472,099
May	16.54	15.72	1,901,739	12.14	11.01	908,502
June	17.20	16.25	3,076,857	12.70	12.00	1,127,091
July	17.96	16.25	2,391,136	12.79	11.80	1,715,802
August	23.90	18.10	7,816,360	17.18	12.88	8,079,498
September	28.80	22.40	7,304,493	21.18	16.33	15,801,891
October	30.00	24.85	7,234,810	22.95	18.36	19,856,406
November	29.10	24.20	2,597,780	21.76	18.49	10,480,001
December	29.27	24.25	4,444,803	22.51	18.54	6,344,910
2004
January	32.88	29.47	4,226,166	25.30	22.56	10,222,000
February	34.20	29.45	2,533,880	25.55	22.10	7,508,401
March	41.05	36.15	17,893,403	31.15	27.00	20,300,007
April	40.70	35.54	3,674,285	30.47	25.98	9,811,998
May	40.30	35.25	4,341,260	29.37	25.32	10,579,100
June (to June 10)	37.75	36.15	968,304	27.65	26.60	2,212,800

        On May 3, 2004, the last full Trading Day prior to the announcement of the Offer, the closing prices per Share on the TSX and the NYSE were C$37.85 and US$27.57, respectively. On June 10, 2004, the last full Trading Day prior to the mailing of the Offer, the closing prices per share on the TSX and the NYSE were C$36.77 and US$27.15, respectively.

        SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

        Dividend Policy.    In early 2004, PetroKazakhstan introduced a regular quarterly dividend. This policy follows recent trends of similar companies. The quarterly dividend is C$0.15 per share, which was paid on May 3, 2004 to Shareholders of record on April 16, 2004. This regular dividend will not materially reduce the ability of PetroKazakhstan to maintain cash reserves for potential acquisition opportunities and to return surplus funds to Shareholders, if appropriate, through special distributions or repurchases of PetroKazakhstan's Shares.

        The ability of PetroKazakhstan to make payments of dividends is restricted by the provisions of the indenture for the 9.625% Notes due in 2010 and the terms of certain loan facilities.

        For information with respect to the deemed dividend tax treatment for Shareholders arising from the sale of their Shares pursuant to the Offer, see Section 8 of the Circular, "Income Tax Consequences".

        Previous Purchases and Sales.    During the twelve months preceding the Offer, PetroKazakhstan has not purchased any Shares pursuant to a normal course issuer bid or otherwise. The only securities sold by PetroKazakhstan in the twelve-month period preceding the Offer are set out in the table found in the Section below entitled "Previous Distributions — Shares Issued upon Exercise of Options".

        Previous Distributions.    During the five years preceding the Offer, Shares have been distributed either publicly under a prospectus or by way of private placement or upon the exercise of stock options.

(i)    Public Distributions and Private Placements of Shares

        The table below indicates the number of Shares publicly distributed under a prospectus or by way of private placement during the five years preceding the Offer, the price per Share and the aggregate proceeds received by PetroKazakhstan or the selling shareholder upon such distributions:

Date or Month of Distribution	Number of Shares Issued	Average Price per Share (C$)	Aggregate proceeds received by Selling Shareholder (C$)
December 18, 2002	8,800,000	13.85	121,880,000

(ii)   Shares Issued upon Exercise of Options

        The table below indicates the number of Shares issued by PetroKazakhstan annually during the five years preceding the Offer upon the exercise of stock options, the average price per Share and the aggregate proceeds received by the Corporation:

Year of Distribution	Number of Shares Issued	Average Price per Share (C$)	Aggregate proceeds received by PetroKazakhstan (thousands of C$)
2004 (up to May 31)	2,674,440	2.03	5,553
2003	411,275	3.76	1,608
2002	1,267,525	1.09	1,314
2001	353,550	2.28	589
2000	21,202,443	1.29	59,338
1999	Nil	N/A	Nil

5.     OWNERSHIP OF PETROKAZAKHSTAN'S SECURITIES

        Ownership of Shares of PetroKazakhstan.    To the knowledge of PetroKazakhstan, after reasonable inquiry, the following table indicates, as of May 31, 2004, the number of outstanding securities of PetroKazakhstan beneficially owned, or over which control or direction is exercised, by each director and senior officer of PetroKazakhstan and each associate of a director or senior officer of PetroKazakhstan:

Name	Relationship with PetroKazakhstan	Number of Shares	% of Outstanding Shares	Number of Options to Purchase Shares	% of Outstanding Options
BERNARD F. ISAUTIER	Chairman of the Board, President, Chief Executive Officer and Director	6,032,240	7.5%	641,000	26.6%
LOUIS W. MACEACHERN	Director	164,200	*	63,000	2.6
JAMES B.C. DOAK	Director	10,000	*	166,000	6.9
JACQUES LEFÈVRE	Director	25,000	*	116,000	4.8
NURLAN J. KAPPAROV	Director	—	—	100,000	4.2
JAN BONDE NIELSEN	Director	—	—	50,000	2.1
JEAN-PAUL BISNAIRE	Director	—	—	10,000	*
NICHOLAS GAY	Senior Vice President, Finance and Chief Financial Officer	—	—	85,000	3.5

ANTHONY PEART	Senior Vice President, General Counsel and Corporate Security	—	—	161,000	6.7
MIKE AZANCOT	Senior Vice President, Exploration and Development	—	—	61,500	2.6
IHOR WASYLKIW	Vice President, Investor Relations	23,557	*	20,618	*
DERMOT HASSETT	Vice President, Marketing and Transportation	—	—	32,300	1.3

*
denotes less than 1%

        To the knowledge of the directors and officers of the Corporation, there is no person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation.

        As of May 31, 2004, all directors and senior officers of PetroKazakhstan as a group beneficially owned an aggregate of 6,254,997 Shares or approximately 7.8% of the outstanding Shares.

        Acceptance of the Offer.    To the knowledge of PetroKazakhstan, after reasonable inquiry, except as stated below, no director or senior officer named under Section 5 of the Circular, "Ownership of PetroKazakhstan's Securities — Ownership of Shares of PetroKazakhstan", nor any associate of a senior officer or director, nor any "interested party" (being a person or company other than a bona fide lender that, whether alone or jointly or in concert with others, holds or would reasonably be expected to hold, upon successful completion of the Offer, securities of PetroKazakhstan sufficient to materially affect its control), will be depositing any Shares pursuant to the Offer. Bernard F. Isautier, Chairman of the Board, President, Chief Executive Officer and a director of the Corporation, and Jacques Lefèvre, a director of the Corporation, have each indicated that they are considering tendering pursuant to the Offer up to the total number of respective Shares that they hold or control. Nurlan Kapparov, a director of the Corporation, has indicated that he intends to tender 100,000 Shares pursuant to the Offer. Additionally, to the knowledge of PetroKazakhstan, after reasonable inquiry, none of such persons has effected any transaction in the Shares during the 25 business days prior to the date hereof. The Depositary has agreed that it will not provide any information to the Corporation or its directors and senior officers regarding the aggregate number of Shares deposited to the Offer or the prices at which Shares were deposited until after the Expiration Date.

        Sales during the Offer.    The directors and senior officers of the Corporation who beneficially own, directly or indirectly, or exercise control or direction over Shares have indicated that, subject to applicable securities laws, they may buy or sell Shares on the open market during the period prior to the Expiration Date.

        Commitments to Acquire Shares.    PetroKazakhstan has no commitments to purchase Shares or other equity securities of PetroKazakhstan, other than pursuant to the Offer. To the knowledge of PetroKazakhstan, after reasonable inquiry, no person named under Section 5 of the Circular, "Ownership of PetroKazakhstan's Securities — Ownership of Shares of PetroKazakhstan", nor any associate of a senior officer or director, nor an interested party has any commitment to purchase Shares or other equity securities of PetroKazakhstan.

        Benefits from the Offer.    Except as described below, no person named under Section 5 of the Circular, "Ownership of PetroKazakhstan's Securities — Ownership of Shares of PetroKazakhstan", nor any associate of a senior officer or director, nor any interested party will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Shareholder who does or does not participate in the Offer.

        Contracts, Arrangements or Understandings with Shareholders.    There are no contracts, arrangements or understandings, formal or informal, between PetroKazakhstan and any Shareholder or director or officer of PetroKazakhstan in relation to the Offer or any person or company with respect to any securities of PetroKazakhstan in relation to the Offer.

6.     MATERIAL CHANGES IN THE AFFAIRS OF PETROKAZAKHSTAN

        Except as described or referred to herein, the directors and officers of PetroKazakhstan are not aware of any information which indicates that any material change has occurred in the affairs of PetroKazakhstan since the date the Corporation's most recent unaudited interim financial statements were filed with the Canadian securities regulatory authorities. See Section 3 of the Circular, "Financial Information". The discussions previously reported between PetroKazakhstan and its joint venture partners for the acquisition of the remaining 50% participation interest in Kazgermunai Limited Liability Partnership which it does not currently own were being undertaken pursuant to an agreed timetable. That timetable has now expired. PetroKazakhstan is nonetheless continuing to pursue such acquisition and the necessary consents for the potential transaction. Kazgermunai Limited Liability Partnership owns the Akshabulak, Nurali and Aksai Fields and PetroKazakhstan's current 50% participation interest accounts for 31.6% of its total proved and probable reserves.

7.     PRIOR VALUATIONS

        To the knowledge of the directors and officers of PetroKazakhstan, no valuations regarding PetroKazakhstan or its material assets have been prepared within the two years preceding the date hereof.

8.     INCOME TAX CONSEQUENCES

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

Certain Canadian Federal Income Tax Considerations for Canadian Shareholders

        PetroKazakhstan has been advised by Davies Ward Phillips & Vineberg LLP that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who, at all relevant times, for purposes of the Tax Act, is resident in Canada, holds such Shares as capital property, is not affiliated with PetroKazakhstan and deals at arm's length with PetroKazakhstan, all within the meaning of the Tax Act. Generally, Shares will be considered to be capital property to a Shareholder provided that the Shareholder does not hold the Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them as an adventure in the nature of trade. Certain Shareholders, including financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally precluded from treating Shares as capital property. Certain Shareholders whose Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares and every "Canadian security" as defined in the Tax Act, owned by such Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

        Depending upon all of the circumstances, including the date of issue of a Share and the date of acquisition of a Share by a Shareholder that is a "specified financial institution" or a "restricted financial institution" for the purposes of the Tax Act and the extent of holdings of Shares by the Shareholder and by persons with whom the Shareholder does not deal at arm's length, the Offer may cause a Share to be treated as a "term preferred share" for the purposes of the Tax Act in respect of the sale of the Share to PetroKazakhstan pursuant to the Offer. The consequence of such treatment to such a Shareholder may be the denial of the deduction for dividends deemed to be received on the Share which is described below. Shareholders that are "specified financial institutions" or "restricted financial institutions" for the purposes of the Tax Act should consult their own tax advisors with respect to their particular circumstances.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency (the "CRA"). This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate any changes in income tax law or administrative practice, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

        In view of the deemed dividend tax treatment described below of a sale of Shares pursuant to the Offer as opposed to capital gains treatment which would generally apply to a sale in the market, Shareholders who wish to sell their Shares and who are not generally exempt from Canadian federal income tax may wish to consult their tax advisors regarding selling their Shares in the market as an alternative to accepting the Offer, in order to receive capital gains treatment on the disposition of their Shares.

        Individual Shareholders Resident in Canada.    Shareholders who are individuals resident in Canada and who sell Shares to PetroKazakhstan pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by PetroKazakhstan for the Shares over their paid-up capital for income tax purposes. PetroKazakhstan estimates that on the Expiration Date the paid-up capital per Share will equal approximately C$3.42 for income tax purposes.

        The deemed dividend will be subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individual Shareholders from a taxable Canadian corporation.

        The amount paid by PetroKazakhstan less the amount deemed to be received by the individual Shareholder as a dividend will be treated as proceeds of disposition of the Shares. The Shareholder will realize a capital loss (or capital gain) on disposition of the Shares equal to the amount by which the Shareholder's proceeds of disposition, net of any costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to PetroKazakhstan pursuant to the Offer. Generally, under the Tax Act, one-half of any capital loss (or capital gain) realized by a Shareholder represents an allowable capital loss (or taxable capital gain). A taxable capital gain must be included in the Shareholder's income. Allowable capital losses may be deducted only against taxable capital gains, subject to and in accordance with the provisions of the Tax Act. If the Shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to PetroKazakhstan under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Shares pursuant to the Offer.

        An individual Shareholder who has realized a capital loss on the sale of Shares under the Offer may have all or a portion of that loss denied if the "superficial loss" rules in the Tax Act apply. This may be the case where the individual Shareholder (or a person affiliated with the individual Shareholder as defined in the Tax Act) acquired additional Shares in the period commencing 30 days prior to the disposition of Shares under the Offer and ending 30 days after the disposition of the Shares under the Offer. Shareholders are urged to consult with their own tax advisors with respect to the "superficial loss" rules.

        Individual Shareholders who realize a capital gain as a result of a sale of Shares under the Offer should consult their own tax advisors with respect to the "alternative minimum tax" rules set out in the Tax Act.

        Corporate Shareholders, Resident in Canada.    A corporate shareholder that is resident in Canada and that sells Shares to PetroKazakhstan pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act as described below) be deemed to receive a taxable dividend on a separate class of shares comprising the Shares so sold equal to the excess of the amount paid by PetroKazakhstan for the Shares over their paid-up capital for income tax purposes. PetroKazakhstan estimates that on the Expiration Date the paid-up capital per Share will equal approximately C$3.42 for income tax purposes.

        In the case of a Shareholder that is a corporation, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Shareholder's income as a dividend, and will ordinarily be deductible in computing its taxable income. A Shareholder that is a corporation will not be permitted such a deduction if the dividend is received as part of a "dividend rental arrangement" (as defined in the Tax Act). Corporate Shareholders that have entered into arrangements to directly or indirectly hedge any holding of Shares including any borrowing of Shares under a securities lending arrangement should consult their tax advisors for specific advice with respect to any potential application of the dividend rental arrangement rules contained in the Tax Act. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend.

        Under subsection 55(2) of the Tax Act, a Shareholder that is a corporation may be required to treat all or a portion of the deemed dividend as proceeds of disposition and not as a dividend. Subsection 55(2) of the Tax Act does not apply to the portion of the dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) and does not apply if the dividend would not be deductible in computing taxable income. Further, subsection 55(2) does not apply unless the Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before its sale to PetroKazakhstan and the sale to PetroKazakhstan resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the Shareholder's "safe income" in respect of the particular Share. Essentially the safe income in respect of a particular Share held by a Shareholder is the portion of PetroKazakhstan's undistributed income for purposes of the Tax Act which is attributable to such Share and which is earned or realized after the time the Shareholder acquired the particular Share. Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act having regard to their particular circumstances.

        The amount paid by PetroKazakhstan, less the amount deemed to be received by the Shareholder as a dividend, after application of subsection 55(2) of the Tax Act, will be treated as proceeds of disposition of the Shares for purposes of computing any capital gain or capital loss arising on the sale of the Shares. The Shareholder will realize a capital loss (or capital gain) on disposition of the Shares equal to the amount by which the Shareholder's proceeds of disposition net of any costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to PetroKazakhstan pursuant to the Offer. Under the Tax Act, one-half of any capital loss (or capital gain) realized by a Shareholder represents allowable capital losses (or taxable capital gains). A taxable capital gain must be included in computing the Shareholder's income. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. The amount otherwise determined of any such capital loss realized by a corporate Shareholder will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to PetroKazakhstan under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer and, where a corporation is a beneficiary of a trust and such trust is a member of a partnership that disposes of Shares under the Offer.

        A corporate Shareholder which has realized a capital loss on the sale of the Shares under the Offer may have all or a portion of that loss denied if the corporate Shareholder (or person affiliated with the corporate Shareholder as defined in the Tax Act) has acquired additional Shares in the period commencing 30 days prior to the disposition of Shares under the Offer and ending 30 days after the disposition of Shares under the Offer. Shareholders are urged to consult their own tax advisors with respect to the "superficial loss" rules.

        A Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends, or deemed dividends, that are deductible in computing taxable income).

Certain Canadian Federal Income Tax Considerations for Non-Canadian Shareholders

        PetroKazakhstan has been advised by Davies Ward Phillips & Vineberg LLP that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Shares pursuant to the Offer by Shareholders who, for purposes of the Tax Act, are not resident or deemed to be resident in Canada, do not use or hold, and are not deemed to use or hold, such Shares in connection with carrying on a business in Canada, have not, either alone or in combination with persons with whom the Shareholder does not deal at arm's length, owned 25% or more of the issued shares of any class or series of the capital stock of PetroKazakhstan at any time within five years preceding the sale of the Shares under the Offer, in the case of Shareholders who have ceased to be resident in Canada, have not elected under the Tax Act to treat such Shares as taxable Canadian property and, in the case of Shareholders that are insurers, establish that the Shares do not constitute designated insurance property (in each case, a "Non-Canadian Shareholder").

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the CRA. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate any changes in income tax law or administrative practice, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Non-Canadian Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

        A Non-Canadian Shareholder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Shares under the Offer.

        A Non-Canadian Shareholder that sells Shares to PetroKazakhstan pursuant to the Offer will be deemed to receive a dividend equal to the excess of the amount paid by PetroKazakhstan for the Shares over their paid-up capital for Canadian income tax purposes. PetroKazakhstan estimates that on the Expiration Date the paid-up capital per Share will equal approximately C$3.42 for such purposes. Such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty. For example, under both the Canada-United States Income Tax Convention (the "U.S. Convention") and the Canada-U.K. Income Tax Convention, a deemed dividend received by a Non-Canadian Shareholder who qualifies as a resident for purposes of the applicable treaty will generally be subject to Canadian withholding tax at a rate of 15%. Most U.S. limited liability companies (LLCs) will not so qualify for purposes of the U.S. Convention.

        In view of the deemed dividend tax treatment described above on a sale of Shares pursuant to the Offer and the resulting Canadian withholding tax, Shareholders that are not resident in Canada may wish to consult their advisors regarding the possibility of selling their Shares in the market prior to the Expiration Date as an alternative to accepting the Offer.

        Under the U.S. Convention, a dividend deemed to be paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States, other than a dividend that constitutes income from carrying on a trade or business, is exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, PetroKazakhstan will not be required to withhold such tax from payments made to such organizations. If qualifying organizations fail to follow the required administrative procedures, PetroKazakhstan will be required to withhold tax and the organizations will have to file with the CRA a claim for a refund to recover amounts withheld.

Certain United States Federal Income Tax Consequences to United States Holders

        PetroKazakhstan has been advised by Paul, Weiss, Rifkind, Wharton & Garrison LLP that the following is a general summary of the material United States federal income tax consequences generally applicable to a beneficial owner of Shares who is a "United States Holder" whose Shares are purchased pursuant to the Offer. The summary below is based on the current provisions of the United States Internal Revenue Code of 1986, as amended (the "U.S. Code"), the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis, which could result in United States federal income tax consequences that are materially different from those discussed below. The summary assumes that PetroKazakhstan is not a "controlled foreign corporation" or a "foreign personal holding company" for United States federal income tax purposes. The summary applies only to United States Holders who hold their Shares as capital assets within the meaning of Section 1221 of the U.S. Code and does not purport to address all aspects of federal income taxation that may be relevant to particular United States Holders in light of their particular circumstances. Specifically, the summary does not address the federal income tax consequences to certain types of United States Holders subject to special treatment under the U.S. Code (including, but not limited to, certain financial institutions, regulated investment companies, insurance companies, tax exempt organizations, dealers in securities, persons that have owned, or are deemed to have owned, 10% or more of the voting shares of PetroKazakhstan at any time during the five-year period ending on the date on which PetroKazakhstan acquires Shares pursuant to the Offer, persons subject to the alternative minimum tax, persons that have a "functional currency" other than the United States dollar, persons who hold Shares as part of a straddle, hedging or conversion transaction, persons who acquired their Shares in respect of services rendered to PetroKazakhstan or its subsidiaries or holders of options).

        For purposes of this summary, a "United States Holder" means a beneficial owner of Shares, who is, for United States federal income tax purposes (i) a citizen or individual resident of the United States; (ii) a corporation, including any entity treated as a corporation for United States tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof or therein; (iii) an estate whose income is subject to United States federal taxation regardless of its source; or (iv) a trust (A) that is subject to the primary supervision of a United States court and that has one or more United States person(s) who have the authority to control substantial decisions of the trust, or (B) that has validly elected to be treated as a United States person for United States federal income tax purposes under applicable Treasury regulations.

        If a partnership holds Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Further, the Section 302 tests (defined below) will be applied by reference to the partnership holding Shares.

        PetroKazakhstan urges its Shareholders to consult their own tax advisors concerning the United States federal, state, local or gift tax consequences of tendering Shares pursuant to the Offer in light of their particular situations, as well as any consequences arising under laws of any other taxing jurisdiction or under any applicable treaty.

        In General.    A United States Holder's exchange of Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes. As discussed below, the federal income tax consequences to a United States Holder may vary depending upon the United States Holder's particular facts and circumstances. In particular, whether the exchange is properly treated as giving rise to a dividend taxable as ordinary income or results in a capital gain will depend on the facts applicable to a United States Holder's particular situation. Accordingly, United States Holders are advised to consult their own tax advisors as to the United States federal income tax consequences to them of participating in the Offer.

        Treatment as Sale or Exchange.    Under Section 302 of the U.S. Code, a transfer of Shares to PetroKazakhstan pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Shares only if the receipt of cash upon the sale (a) is "substantially disproportionate" with respect to the United States Holder, (b) results in a "complete redemption" of the United States Holder's interest in PetroKazakhstan, or (c) is "not essentially equivalent to a dividend" with respect to the United States Holder. These tests (the "Section 302 tests") are explained more fully below.

        If any of the Section 302 tests is satisfied, a depositing United States Holder will recognize a gain or loss equal to the difference between the U.S. dollar value of the amount realized (generally determined as described below and before any withholding tax) by the United States Holder pursuant to the Offer and the United States Holder's basis in the Shares sold pursuant to the Offer. The gain or loss will be a capital gain or loss, which will be long-term capital gain or loss if the Shares have been held for more than one year. Currently, the maximum long-term capital gain rate for individual United States Holders is 15%. Certain limitations apply to the deductibility of capital losses by United States Holders. A United States Holder must calculate gain or loss separately for each block of Shares (generally, those acquired at the same cost in a single transaction) that PetroKazakhstan purchases from a United States Holder under the Offer.

        The amount realized will, in the case of a United States Holder using the cash method of accounting (a "cash basis United States Holder") that receives U.S. dollars, equal the amount received by the United States Holder in U.S. dollars. A cash basis United States Holder that elects to receive payment in Canadian dollars generally will realize an amount equal to the U.S. dollar value of such Canadian dollars determined at the spot Canadian dollar/U.S. dollar rate on the date payment is made to the Depositary. In the case of a United States Holder using the accrual method of accounting (an "accrual basis United States Holder") that does not make the election described below, the amount realized for United States federal income tax purposes will equal the U.S. dollar value of the Canadian dollars to which such United States Holder becomes entitled on the date its Shares are accepted for purchase by PetroKazakhstan, determined at the relevant spot exchange rate in effect on that date. An accrual basis United States Holder may elect to be treated as a cash basis United States Holder for purposes of applying the foreign exchange translation rules described herein, in which case the relevant spot exchange rate would be the rate in effect on the date payment is made to the Depositary. Such election must be applied consistently from year to year and may not be revoked without the consent of the U.S. Internal Revenue Service (the "IRS"). Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a United States Holder determines its amount realized for United States federal income tax purposes to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.

        Treatment as a Dividend.    If none of the Section 302 tests is satisfied, the full amount received by the United States Holder with respect to the purchase of Shares under the Offer will be treated as a distribution to the United States Holder with respect to the United States Holder's Shares. This distribution will be treated as a dividend to the United States Holder to the extent of the United States Holder's share of PetroKazakhstan's current and accumulated earnings and profits, if any, as determined under United States federal income tax principles. Such a dividend would be includible in the United States Holder's gross income as ordinary income, currently taxable at a maximum rate for individual United States Holders of 15% if certain holding period and other requirements are met, and no current loss would be recognized. Amounts required to be included in income as a dividend by a United States Holder will not be reduced by the United States Holder's basis in the Shares sold pursuant to the Offer, and the United States Holder's basis in those Shares will be added to the United States Holder's basis in his or her remaining Shares. To the extent that the amount received by a United States Holder exceeds the United States Holder's share of PetroKazakhstan's current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent, generally, of the United States Holder's tax basis in its Shares and the United States Holder's tax basis in its Shares will be reduced (but not below zero) by such excess. Any remainder will be treated as capital gain from the sale of Shares. In October 2002, the Treasury Department proposed an amendment to the Treasury regulations that would change the treatment of the basis of redeemed shares under certain circumstances. As of the date hereof, such regulations have not become effective. Holders are urged to consult their tax advisors regarding the applicability and effect of this proposed regulation to them. To the extent that the purchase of an individual United States Holder's Shares under the Offer is treated as the receipt by the United States Holder of a dividend taxed at the 15% rate described above, any loss on the sale or exchange of the individual United States Holder's retained Shares will be treated as long-term capital loss to the extent of such dividend, even if such loss would not otherwise be so characterized. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular United States Holder, and thus no assurance can be given that any particular United States Holder will not be treated as having received a dividend taxable as ordinary income. Further, to the extent that a corporate United States Holder receives a dividend, as described above, it will not be eligible for a dividends received deduction.

        Constructive Ownership of Shares.    In determining whether any of the Section 302 tests is satisfied, a United States Holder must take into account not only Shares actually owned by the United States Holder, but also Shares that are constructively owned within the meaning of Section 318 of the U.S. Code. Under Section 318, a United States Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the United States Holder has an interest or that had an interest in the United States Holder, as well as any Shares the United States Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

        The Section 302 Tests.    One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a dividend distribution.

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  Substantially Disproportionate Test.    The receipt of cash by a United States Holder will be substantially disproportionate with respect to the United States Holder if the percentage of the outstanding voting shares of PetroKazakhstan actually and constructively owned by the United States Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of PetroKazakhstan actually and constructively owned by the United States Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). United States Holders should consult their tax advisors concerning the application of the substantially disproportionate test to their particular circumstances.

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  Complete Redemption Test.    The receipt of cash by a United States Holder will be a complete redemption of the United States Holder's interest if either (i) all of the Shares actually and constructively owned by the United States Holder are sold pursuant to the Offer, or (ii) all of the Shares actually owned by the United States Holder are sold pursuant to the Offer and the United States Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the United States Holder in accordance with the procedures described in Section 302(c)(2) of the U.S. Code.

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  Not Essentially Equivalent to a Dividend Test.    The receipt of cash by a United States Holder will not be essentially equivalent to a dividend if the United States Holder's exchange of Shares pursuant to the Offer results in a meaningful reduction of the United States Holder's proportionate interest in PetroKazakhstan. Whether the receipt of cash by the United States Holder will not be essentially equivalent to a dividend will depend on the United States Holder's particular facts and circumstances. However, in certain circumstances, in the case of a United States Holder holding a small minority of the Shares, even a small reduction may satisfy this test.

        Under certain circumstances, it may be possible for a depositing United States Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the United States Holder but that are not purchased pursuant to the Offer. Correspondingly, a United States Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the United States Holder or by a related party whose shares are constructively owned by the United States Holder. United States Holders should consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

        If the Offer is over-subscribed, PetroKazakhstan's purchase of Shares deposited may be prorated. Thus, even if all the Shares actually and constructively owned by a United States Holder are deposited, it is possible that not all of the Shares will be purchased by PetroKazakhstan, which in turn may affect the United States Holder's ability to satisfy one of the Section 302 tests described above.

        Passive Foreign Investment Company.    United States Holders would be subject to a special, tax adverse tax regime if PetroKazakhstan were classified as a passive foreign investment company (a "PFIC") during any part of a United States Holder's holding period of Shares. PetroKazakhstan does not believe that it is, nor does it expect to become, a PFIC. United States Holders are urged, however, to consult their own tax advisors regarding the adverse United States federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

        Foreign Tax Credit.    Any withholding tax imposed by Canada would be treated as a foreign tax eligible for credit against such United States Holder's United States federal income tax liability, subject to potential limitations. The income to which such withholding tax relates would fall within the "passive" (or, in the case of certain financial institutions, "financial services income") basket for purposes of the foreign tax credit limitation. In general, amounts that are treated as dividends paid by PetroKazakhstan for United States federal income tax purposes will be treated as foreign source income, but amounts received by a United States Holder that are treated as capital gains generally will be treated as income from United States sources. Gain or loss from exchange rate fluctuations, as described above, will generally be treated as arising from sources within the United States. Depending on the manner in which amounts received in exchange for Deposited Shares are characterized for United States federal income tax purposes, it is possible that a Canadian withholding tax may be imposed in circumstances in which such amounts are treated as United States, rather than foreign, source income. As a result of limitations on the use of the foreign tax credit, a United States Holder might not be able to take a full foreign tax credit for the tax withheld. If a United States Holder is eligible for the benefits of the Canada-United States Income Tax Convention, an election may be available pursuant to which a United States Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for Deposited Shares, be entitled to treat amounts received as capital gains as foreign source income. United States Holders should consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situation.

        Information Reporting.    The Depositary will report to the IRS proceeds from the sale of Shares pursuant to the Offer unless the Depositary has documentary evidence in its files that the holder is a non-United States person or the holder otherwise establishes an exemption by certifying its status to the Depositary. Certain United States Holders may be subject to 28% backup withholding on their exchange of Shares for cash unless the Holder provides on Form W-9 or Substitute Form W-9 its taxpayer identification number and certifies, among other things, that such number is correct. See the Letter of Transmittal.

Certain Income and Capital Gains Tax Considerations for United Kingdom Holders

        PetroKazakhstan has been advised by Denton Wilde Sapte that the following is a general summary of the material United Kingdom consequences with regard to tax on income and capital gains generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who, at all relevant times, for the purposes of United Kingdom taxation, is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for United Kingdom tax purposes, is the absolute beneficial owner of Shares and who holds his Shares as an investment. The following statements may not apply to certain types of Shareholders, such as persons holding or acquiring or dealing in Shares in the course of trade, collective investment schemes and insurance companies. Nor is this summary exhaustive of all United Kingdom tax considerations. The summary is based on United Kingdom tax law in force at the date of this Offer, as currently interpreted, and the current published practice of the United Kingdom Inland Revenue. This summary does not take into account or anticipate any changes in tax law or the interpretation of tax law or administrative practice, whether by judicial, governmental or legislative decision or action.

        The following summary is based on the assumption that, for Alberta corporate law purposes, the purchase of Shares by the Corporation will result in a pro rata reduction in the stated capital account maintained by PetroKazakhstan in respect of the Shares and the elimination of the selling Shareholder's prospective proportional interest in the net assets of the Corporation on a winding-up which is derived from the holding of those Shares.

        On the basis of that assumption, it is likely, in accordance with United Kingdom case-law, that the amount paid by PetroKazakhstan will be treated as a capital, rather than a Schedule D Case V income, receipt for United Kingdom tax purposes (see IRC v Reid's Trustees (1949) A.C. 361, Rae v Lazard Investment Co Ltd (1963) 41 T.C.1, and Courtaulds Investments v Fleming (1969) 46 T.C. 111).

        On that basis, a Shareholder may be liable to United Kingdom capital gains tax or corporation tax on chargeable gains in respect of any capital gain realised as a result of a sale of Shares under the Offer (subject to any available exemption or relief). Whether any gain realised will give rise to a liability to taxation will depend on the personal circumstances of the Shareholder. A Shareholder who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident in the United Kingdom for tax purposes, but who becomes resident or ordinarily resident in the United Kingdom again within a period of less than five tax years and who sells Shares pursuant to the Offer during that period may also be chargeable on his return to the

United Kingdom on any capital gain realised. Individual Shareholders may benefit from taper relief, which will reduce the amount chargeable according to how long (measured in years) the relevant Shares have been held since April 5, 1998. Indexation allowance (which, in general terms, increases the capital gains tax base of an asset in accordance with the rise in the retail price index) will be available for corporate Shareholders and, for any period of ownership up to April 5, 1998, individual Shareholders.

        Under Paragraph 2(a) of Article 21 of the Canada-United Kingdom Income Tax Convention of September 8, 1978, as amended (the "Canadian Convention"), subject to the provisions of the law of the United Kingdom regarding the allowance as a credit against United Kingdom tax of tax payable in a territory outside the United Kingdom, tax payable under the laws of Canada and in accordance with that Convention, whether directly or by deduction, on profits, income or chargeable gains from sources within Canada is allowed as a credit against any United Kingdom tax computed by reference to the same profits, income or chargeable gains by reference to which the Canadian tax is computed. The published view of the United Kingdom Inland Revenue, in Statement of Practice 6/88 dated November 4, 1988, is that one of the sets of circumstances which falls within this provision, and may therefore give rise to a credit for Canadian tax against United Kingdom capital gains tax or corporation tax on chargeable gains, is the situation where the Canadian tax charges capital gains as income.

        However, the amount of double tax credit relief that may be claimed for United Kingdom tax purposes may not exceed the credit which would have been allowed had all reasonable steps been taken under the law of the foreign territory concerned and under the terms of any double tax convention between the United Kingdom and that territory to minimise the amount of tax payable in that territory (Section 795A, Income and Corporation Taxes Act 1988).

        Accordingly, provided that a Shareholder takes all reasonable steps to claim the benefit of the Canadian Convention so as to reduce as far as possible the rate of Canadian withholding tax applicable to the amount paid by PetroKazakhstan pursuant to the Offer, a Shareholder will be entitled to a credit in respect of any Canadian withholding tax (as described in the Section headed "Certain Canadian Federal Income Tax Considerations for Non-Canadian Shareholders" above) against any such liability to United Kingdom capital gains tax or corporation tax on chargeable gains.

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular United Kingdom resident Shareholder and no representation is made with respect to the United Kingdom tax consequences to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

9.     CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

        PetroKazakhstan is not aware of any licence or regulatory permit that is material to PetroKazakhstan's business that might be adversely affected by PetroKazakhstan's acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by PetroKazakhstan pursuant to the Offer other than as outlined in this Section. PetroKazakhstan has received exemptive relief from various Canadian securities regulators and the SEC from certain technical requirements of applicable securities legislation with respect to the Offer. Should any such other approval or action be required, PetroKazakhstan currently contemplates that such approval or other action will be sought. PetroKazakhstan cannot predict whether it may determine to delay the acceptance or payment of Shares deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to PetroKazakhstan's business. PetroKazakhstan's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 5 of the Offer, "Certain Conditions of the Offer".

10.   SOURCE OF FUNDS

        PetroKazakhstan will fund any purchase of Shares pursuant to the Offer, including the related fees and expenses, from cash on hand.

11.   DEPOSITARY

        PetroKazakhstan has retained Computershare Trust Company of Canada to act as a Depositary for (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (ii) the receipt of certificates delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Procedure For Depositing Shares", (iii) the receipt from PetroKazakhstan of cash to be paid in consideration of the Shares acquired by PetroKazakhstan under the Offer, as agent for the depositing Shareholders, and (iv) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

12.   STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

13.   SOLICITING DEALER GROUP

        PetroKazakhstan may engage the services of an investment dealer (the "Dealer Manager") to solicit tenders to the Offer. If retained, the Dealer Manager will undertake to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of the stock exchanges in Canada to solicit tenders to the Offer. Each member of the soliciting dealer group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". If retained, PetroKazakhstan will pay the Dealer Manager a customary fee for its financial advisory services. PetroKazakhstan may also agree to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Shares a customary fee for each such Share deposited and taken up by PetroKazakhstan under the Offer. PetroKazakhstan may require the Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to PetroKazakhstan, in its sole discretion, before payment of any such fee.

        If retained, the Dealer Manager may also be reimbursed by PetroKazakhstan for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under applicable securities laws, and expenses incurred in connection with the Offer.

        No fee or commission will be payable by Shareholders who transmit their Shares directly to the Depositary or who avail themselves of the facilities of a Soliciting Dealer to accept the Offer.

14.   FEES AND EXPENSES

        Except as described above, PetroKazakhstan will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of Shares under the Offer. Brokers, dealers, commercial banks and trust companies and other nominees may, upon request, be reimbursed by PetroKazakhstan for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

        No fee or commission will be payable by any Shareholder who deposits such Shares directly with the Depositary in connection with this Offer.

        PetroKazakhstan has retained Computershare Trust Company of Canada to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and United States federal securities laws.

        PetroKazakhstan is expected to incur expenses of approximately C$700,000 in connection with the Offer, including filing fees and legal, accounting, depositary and printing fees.

APPROVAL BY PETROKAZAKHSTAN INC.

June 11, 2004

        The Board of Directors of PetroKazakhstan has approved the contents of the Offer and accompanying Circular dated June 11, 2004, and the sending, communicating or delivery of the Offer and accompanying Circular to the Shareholders of PetroKazakhstan. The Offer and accompanying Circular contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor do they contain any misrepresentation likely to affect the value or the market price of the Shares (as defined in the Offer) within the meaning of the Securities Act (Ontario).

PETROKAZAKHSTAN INC.

(Signed) BERNARD F. ISAUTIER President and Chief Executive Officer	(Signed) NICHOLAS GAY Senior Vice President Finance and Chief Financial Officer
On behalf of the Board of Directors
(Signed) JAMES B.C. DOAK Director	(Signed) LOUIS W. MACEACHERN Director

CONSENT OF DAVIES WARD PHILLIPS & VINEBERG LLP

To the Directors of PetroKazakhstan Inc.

        We consent to the inclusion of our name in the Sections titled "Income Tax Consequences — Certain Canadian Federal Income Tax Considerations for Canadian Holders" and "Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders" in the Offer and accompanying Circular dated June 11, 2004, made by PetroKazakhstan to the holders of its Shares.

June 11, 2004 (Signed) DAVIES WARD PHILLIPS & VINEBERG LLP

CONSENT OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

To the Directors of PetroKazakhstan Inc.

        We consent to the inclusion of our name in the Section titled "Income Tax Consequences — Certain United States Federal Income Tax Consequences to United States Holders" in the Offer and accompanying Circular dated June 11, 2004, made by PetroKazakhstan to the holders of its Shares.

June 11, 2004 (Signed) PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

CONSENT OF DENTON WILDE SAPTE

To the Directors of PetroKazakhstan Inc.

        We consent to the inclusion of our name in the Section titled "Income Tax Consequences — Certain United Kingdom Income and Capital Gains Tax Considerations for United Kingdom Holders" in the Offer and accompanying Circular dated June 11, 2004, made by PetroKazakhstan to the holders of its Shares.

June 11, 2004 (Signed) DENTON WILDE SAPTE

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each depositing Shareholder of PetroKazakhstan or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses below:

Offices of the Depositary for this Offer

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions
 Toll Free: 1-800-564-6253
E-mail: service@computershare.com

By Hand, Courier or Registered Mail

Calgary 530 - 8th Avenue SW Suite 600 Calgary, Alberta T2P 3S8	Toronto 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
Any questions or requests for assistance may be directed to the Depositary at its respective addresses and telephone number set forth herein. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary or your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To Deposit Class A Common Shares
of

PETROKAZAKHSTAN INC.

Pursuant to the Offer to Purchase
Dated June 11, 2004

THE OFFER EXPIRES AT 5:00 p.m. (TORONTO TIME) ON
JULY 19, 2004, UNLESS THE OFFER IS EXTENDED, VARIED OR WITHDRAWN.

Offices of the Depositary, Computershare Trust Company of Canada

By Mail

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions
 Toll Free: 1-800-564-6253
E-mail: service@computershare.com

By Hand, Courier or Registered Mail

Calgary 530 - 8th Avenue SW Suite 600 Calgary, Alberta T2P 3S8 Attention: Corporate Actions	Toronto 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

        This Letter of Transmittal properly completed and duly executed, together with all other required documents, must accompany certificates for Class A Common Shares (the "Shares") of PetroKazakhstan Inc. ("PetroKazakhstan") deposited pursuant to the offer to purchase dated June 11, 2004 (together with any amendments or supplements thereto, the "Offer to Purchase") and must be delivered or sent to and received by the Depositary at one of the addresses set forth above on or prior to the Expiration Date.

        Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Shares and all other documents which this Letter of Transmittal requires to be delivered to the Depositary by the Expiration Date must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

        The terms and conditions of the Offer to Purchase are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meaning attributed to such terms in the Offer to Purchase. Shareholders should carefully consider the income tax consequences of depositing Shares under the Offer to Purchase. See Section 8, "Income Tax Consequences", of the Circular that accompanies this Letter of Transmittal. Please read carefully the instructions set forth below before completing the Letter of Transmittal.

TO:	PETROKAZAKHSTAN INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

Certificate Number	Name in which Certificate is Registered	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL

*  If you desire to deposit fewer than all Shares evidenced by any Share certificates listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such Share certificates will be deemed to have been deposited. See Instruction 4.         Delivery of this instrument to an address other than those listed above does not constitute a valid delivery.

        This Letter of Transmittal is to be used only if certificates for Shares are to be forwarded with it pursuant to Section 3 of the Offer to Purchase.

        The undersigned hereby deposits to PetroKazakhstan the Shares at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender, as specified below, net to the Shareholder in cash (subject to applicable withholding taxes) and upon the terms and subject to the conditions set forth in the Offer to Purchase and in this Letter of Transmittal (which together constitute the "Offer").

        Subject to and effective upon acceptance for purchase of the Shares deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, PetroKazakhstan all right, title and interest in and to all Shares deposited hereby pursuant to an Auction Tender or pursuant to a Purchase Price Tender (each as defined in the Offer to Purchase) and hereby irrevocably constitutes and appoints the Depositary as attorney-in-fact of the undersigned with respect to such Shares from the date PetroKazakhstan takes up and pays for such Shares (the "Effective Date"), with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

  (a)
  deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to, or upon the order of, PetroKazakhstan upon receipt by the Depositary, as the undersigned's agent, of the Purchase Price (as defined below);

  (b)
  present certificates for such Shares for cancellation and transfer on PetroKazakhstan's books; and

  (c)
  receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

        The undersigned hereby represents and warrants that:

  (a)
  the undersigned has full power and authority to deposit, sell, assign and transfer the Shares;

  (b)
  when and to the extent PetroKazakhstan accepts the Shares for payment, PetroKazakhstan will acquire such Shares free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

  (c)
  on request, the undersigned will execute and deliver any additional documents that the Depositary or PetroKazakhstan deems necessary or desirable to complete the assignment, transfer and purchase of the Shares deposited hereby; and

  (d)
  the undersigned has read and agrees to all of the terms of the Offer.

        The undersigned hereby, effective from the Effective Date, revokes any and all proxies, voting instructions or other authority, whether as agent, attorney-in-fact, attorney or otherwise, previously given or conferred or agreed to be given or conferred by the undersigned at any time with respect to the Shares to the extent the Shares are taken up and paid for under the Offer. No proxies, voting instructions or authority, whether as agent,

2

attorney-in-fact, attorney or otherwise, will be given or conferred with respect to the Shares, and the undersigned shall not take steps to vote the Shares on or after the Effective Date unless the Shares are not taken up and paid for under the Offer.

        The names of the registered owners should be printed as they appear on the certificates representing Shares deposited hereby. The certificates, the number of Shares that the undersigned wishes to deposit, and whether the undersigned wishes to receive payment in U.S. dollars should all be indicated in the appropriate boxes, and if the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B, "Auction Tender".

        The undersigned understands that he or she must indicate whether he or she deposits the Shares pursuant to an Auction Tender or a Purchase Price Tender by completing Box A, "Type of Tender". If you do not make a valid Auction Tender or Purchase Price Tender, you will be deemed to have made a Purchase Price Tender.

        The undersigned understands that PetroKazakhstan will determine a single per Share price (of not less than C$40 per Share) (the "Purchase Price") that it will pay for Shares validly deposited and not withdrawn pursuant to the Offer, taking into account the number of Shares deposited, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to have been deposited. The undersigned understands that PetroKazakhstan will select the lowest Purchase Price (of not less than C$40 per Share) that will allow it to purchase the maximum number of Deposited Shares having an aggregate purchase price not exceeding C$160,000,000 pursuant to the Offer. The undersigned understands that all Shares properly deposited pursuant to Auction Tenders at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, net to the Shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions of the Offer, including the applicable pro ration provisions relating to Shares deposited, and that PetroKazakhstan will return all other Shares, including Shares deposited and not withdrawn at prices greater than the Purchase Price, Shares not purchased because of pro ration and Shares not properly deposited.

        The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, PetroKazakhstan may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable pro ration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated, unless otherwise indicated in Box D, "Special Payment Instructions", or Box E, "Special Delivery Instructions". The undersigned recognizes that PetroKazakhstan has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Shares from the name of their registered owner.

        The undersigned understands that acceptance of Shares by PetroKazakhstan for payment will constitute a binding agreement between the undersigned and PetroKazakhstan, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

        The undersigned understands that payment for Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the depositing Shareholders for the purpose of receiving payment from PetroKazakhstan and transmitting such payment to the depositing Shareholders. Under no circumstances will interest be paid by PetroKazakhstan by reason of any delay in paying for any of the Shares or otherwise.

        The cheque for the Purchase Price for the deposited Shares that are purchased pursuant to the Offer will be issued to the order of the undersigned and mailed to the address indicated unless otherwise indicated in Box D, "Special Payment Instructions", Box E, "Special Delivery Instructions", or Box G, "Hold for Pick-Up". Such payment will be received in Canadian dollars unless the undersigned has completed Box F, "U.S. Dollar Election".

        All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

        If a Share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and your telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

3

BOX A TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all Shares identified below will be deemed to have been tendered by way of a Purchase Price Tender. Shares are being deposited hereby pursuant to:

☐	An Auction Tender (Please complete Box B)	☐	A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.

This box MUST be completed if Shares are being deposited pursuant to an Auction Tender. A Letter of Transmittal that indicates more than one price for Shares tendered pursuant to an Auction Tender will be deemed to have been tendered at the lowest applicable price indicated.

If the Shareholder wishes to make an Auction Tender at a price equal to or greater than C$100, the Shareholder must write in the price at which it wishes to make an Auction Tender in the blank space provided below.
C$

If the Shareholder wishes to make an Auction Tender at a price under C$100, shade in the appropriate boxes to indicate an Auction Tender price and write in the price in the blank space provided.

(See example below)

PRICE MUST BE IN CANADIAN DOLLARS

	C$	C$	•	¢	¢

		0/ /	•	0/ /

		1/ /	•	1/ /

		2/ /	•	2/ /

		3/ /	•	3/ /

C$	4/ /	4/ /	•	4/ /

	5/ /	5/ /	•	5/ /

	6/ /	6/ /	•	6/ /

	7/ /	7/ /	•	7/ /

	8/ /	8/ /	•	8/ /

	9/ /	9/ /	•	9/ /

C$			•		0

Shareholders may wish to refer to Canadian/U.S. dollar exchange rates on page 17 of the Offer to Purchase. (See Instruction 9)

If portions of shareholdings are being deposited at different prices, use a separate Letter of Transmittal for each price specified. (See Instruction 5)

EXAMPLE

	C$	C$	•	¢	¢

		0/ /	•	0/ /

		1/ /	•	1/ /

		2/*/	•	2/ /

		3/ /	•	3/ /

C$	4/*/	4/ /	•	4/ /	•

	5/ /	5/ /	•	5/*/

	6/ /	6/ /	•	6/ /

	7/ /	7/ /	•	7/ /

	8/ /	8/ /	•	8/ /

	9/ /	9/ /	•	9/ /

C$	4	2	•	5	0

For example: If you wish to deposit Shares at C$42.50, you would shade the boxes as follows (Shareholders are reminded that the price of this Offer shall not be less than C$40 per Share and that they may only deposit Shares at prices in increments of C$0.10 thereafter):

BOX C ODD LOTS (See Instruction 7)
To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or
☐
is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX D SPECIAL PAYMENT INSTRUCTIONS (See Instructions 1, 4, 6 and 8)

To be completed ONLY if certificates for Shares not deposited or not purchased and/or the cheque for the Purchase Price of Shares purchased are to be issued in the name of someone other than the undersigned.
Issue to:
Name:
(Please Print)
Address:
(Include Postal Code or Zip Code)

(Canadian Shareholders must provide their
Social Insurance No.; U.S. Shareholders must
provide their Taxpayer Identification No.
or Social Security No.)
(Recipients in U.S. to Complete Substitute Form W-9)

4

BOX E SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 4, 6 and 8)

To be completed ONLY if certificates for Shares not deposited or not purchased and/or the cheque for the Purchase Price of Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.
Mail:	☐ cheque and/or	☐ certificate(s) to:
Name:
(Please Print)
Address:

(Include Postal Code or Zip Code)

BOX F U.S. DOLLAR ELECTION (See Instruction 9)
☐
Check here if you wish to receive payment in U.S. dollars at the Exchange Rate (as defined and calculated in Instruction 9 of this Letter of Transmittal and Section 6 of the Offer to Purchase). Otherwise, payment will be made in Canadian dollars.

BOX G HOLD FOR PICK-UP
☐	Hold certificates and/or cheques for Shares for pick-up.

BOX H
☐ Check here if certificates for Deposited Shares are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:
Name(s) of Registered Owner(s):
Date of Execution of Notice of Guaranteed Delivery:
Name of Institution Which Guaranteed Delivery:

5

BOX I SHAREHOLDER(S) SIGN HERE (See Instructions 1 and 6) (Recipients in the U.S.: Please complete Substitute Form W-9)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.
Authorized Signature:
(Signature(s) of Shareholder or authorized representative)
Name(s):
(Please Print)
Capacity:
Address:
(Include Postal Code or Zip Code)

(Canadian Shareholders must provide their Social Insurance No.; U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No.)
Dated: , 2004

BOX J GUARANTEE OF SIGNATURE(S) (See Instructions 1 and 6)
Authorized Signature:
Name of Guarantor:
(Please Print)
Title:
Name of Firm:
Address:
(Include Postal Code or Zip Code)
Area Code and Telephone Number:
Dated: , 2004

6

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

1.     Guarantee of Signatures.    No signature guarantee is required if either:

  (a)
  this Letter of Transmittal is signed by the registered holder of the Shares deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box D, "Special Payment Instructions", or Box E, "Special Delivery Instructions", above; or

  (b)
  such Shares are deposited for the account of a firm which is a Canadian Schedule I chartered bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Inc. Medallion Signature Program (MSP) or the Stock Exchanges Inc. Medallion Program (SEMP) (each being referred to as an "Eligible Institution").

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box J, "Guarantee of Signature(s)". See Instruction 6.

2.     Delivery of Letter of Transmittal and Share Certificates; Guaranteed Delivery Procedures.    This Letter of Transmittal is to be used if Share certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Shares, together with a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date.

        Shareholders whose Share certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Date, may deposit their Shares by or through any Eligible Institution by properly completing (including the type of deposit and, if applicable, the price at which the Shares are being deposited) and duly executing and delivering a Notice of Guaranteed Delivery (or a manually executed photocopy of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal, must be received by the Depositary within three days on which trading occurs on the Toronto Stock Exchange or the New York Stock Exchange (each such day is referred to as a "Trading Day") after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary at its office in Toronto, Ontario and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

        The method of delivery for all documents, including certificates for Shares, is at the election and risk of the depositing Shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their Shares.

        PetroKazakhstan will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits. All depositing Shareholders, by execution of this Letter of Transmittal (or a manually executed photocopy of it), waive any right to receive any notice of the acceptance of their deposit.

7

3.     Inadequate Space.    If the spaces provided in the box on page 2 of this Letter of Transmittal relating to the number and description of Shares being deposited are inadequate, the certificate number and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4.     Partial Deposits and Unpurchased Shares.    If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled "Number of Shares Deposited". In such case, if any deposited Shares are purchased, a new certificate for the remainder of the Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box D, "Special Payment Instructions", or Box E, "Special Delivery Instructions", on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5.     (a)  Indication of Type of Tender.    To deposit Shares, the Shareholder must complete Box A, "Type of Tender", on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery, indicating whether he or she is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender. Only one box may be checked. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. However, if a Shareholder desires to deposit Shares in separate lots at a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or, if applicable, Notice of Guaranteed Delivery, for each lot which the Shareholder is depositing.

        (b)  Indication of Price at Which Shares Are Being Deposited.    For Shares to be properly deposited pursuant to an Auction Tender, the Shareholder must complete Box B, "Auction Tender", on this Letter of Transmittal indicating the price per Share in Canadian dollars at which he or she is depositing Shares. A Shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price. No price can be specified by Shareholders making a Purchase Price Tender. In order to deposit Shares properly, one price, and only one price, under "Auction Tender Price (in Canadian Dollars) Per Share at which Shares are Being Tendered" on each Letter of Transmittal must be checked if an Auction Tender is selected as the type of tender election. Any Shares tendered as an Auction Tender without a price indicated in the appropriate box in the Letter of Transmittal will be deemed to be a Purchase Price Tender. Any Shares tendered in an Auction Tender with more than one price indicated will be deemed to have been tendered at the lowest applicable price indicated.

6.     Signatures on Letter of Transmittal, Stock Powers and Endorsements.

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

  (b)
  If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

  (c)
  If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal (or manually signed photocopies of it) as there are different registrations of certificates.

  (d)
  When this Letter of Transmittal is signed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed

8

    exactly as the name(s) of the registered owner(s) appear(s) on the certificate(s), and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

  (e)
  If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to PetroKazakhstan of their authority so to act.

7.     Odd Lots.    As described in Section 2 of the Offer to Purchase, if PetroKazakhstan purchases any Shares, the Shares purchased first will consist of all Shares so deposited by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box C, "Odd Lots", is completed.

8.     Special Payment and Delivery Instructions.    If certificates for Shares not deposited or not purchased and/or cheques are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address or if Share certificates and/or cheques for Shares are to be held for pick-up, Box D, "Special Payment Instructions", and/or Box E, "Special Delivery Instructions", and/or Box G, "Hold for Pick-Up", on this Letter of Transmittal must be completed.

9.     Payment in U.S. Dollars.    If a depositing Shareholder wishes to receive payment for Shares deposited and purchased in U.S. dollars, Box F, "U.S. Dollar Election", must be completed. Otherwise, payment will be received in Canadian dollars. The Purchase Price payable by PetroKazakhstan, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars. The Depositary will determine the amount payable to Shareholders receiving U.S. dollar payment at the U.S. dollar equivalent of such Canadian dollar amount calculated at the average of the noon spot rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date (the "Exchange Rate"). See Section 6 of the Offer to Purchase, "Acceptance for Payment and Payment for Shares — Payment".

10.   Irregularities.    PetroKazakhstan will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares and its determination shall be final and binding on all parties. PetroKazakhstan reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of PetroKazakhstan's counsel, be unlawful. PetroKazakhstan also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and PetroKazakhstan's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as PetroKazakhstan shall determine. None of PetroKazakhstan, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits of Shares, nor shall any of them incur any liability for failure to give any such notice.

11.   Questions and Requests for Assistance and Additional Copies.    Questions and requests for assistance may be directed to the Depositary at its address or telephone number set forth on the back cover of the Offer to Purchase. Additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from your local broker, dealer, commercial bank or trust company.

12.   Substitute Form W-9.    Each U.S. Shareholder depositing Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number ("TIN") (generally the Shareholder's social security number or federal employer identification number) and with certain other information, on substitute Form W-9, which is provided under "Important U.S. Tax Information for U.S. Holders Depositing to the Depositary" below. Failure to provide the information on substitute Form W-9 may subject the depositing

9

Shareholder to U.S. federal backup withholding on the gross amount of any payments made to the U.S. Shareholder, and, in certain cases, penalties.

13.   Lost Certificates.    Shareholders who have lost the certificates representing their Shares should complete this Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary, who will advise you of replacement requirements.

14.   Governing Law.    The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

        IMPORTANT: This Letter of Transmittal or manually signed photocopy of it (together with certificate(s) for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary, as appropriate, on or before the Expiration Date.

10

IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS
DEPOSITING TO THE DEPOSITARY

        Under U.S. federal income tax law, a Shareholder that is a U.S. person (including a U.S. resident alien) whose deposited Shares are accepted for payment is required to provide the Depositary with such Shareholder's correct taxpayer identification number ("TIN") on the substitute Form W-9 below. If the Depositary is not provided with the correct TIN and an otherwise properly completed substitute Form W-9, such Shareholder may be subject to backup withholding and, in certain cases, penalties. Certain Shareholders (including U.S. corporations) are not subject to these backup withholding and reporting requirements and should indicate their status by writing "exempt" across the face of the substitute Form W-9. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

        If backup withholding applies, the Depositary is required to withhold, at the then applicable rate (currently 28%), from the gross amount of payments to be made to the Shareholder or other payee pursuant to the Offer. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

        If the depositing Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, the Shareholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold, at the specified rate, on all payments made prior to the time a properly certified TIN is provided to the Depositary.

        The Shareholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the certificates evidencing the Shares. If the Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

11

TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS
(INCLUDING U.S. RESIDENT ALIENS)
(See "Guidelines for Certification of TIN on Substitute Form W-9" below)

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number (TIN) and Certification

	PART I — PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for instructions.	Social Security Number(s) OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

PART II — CERTIFICATION
Please Fill in Your Name, Address and Status Below Name: Address (Number and Street) City, State and Zip Code Status (individual, corporation, partnership, other)

UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:
    (1)  The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
    (2)  I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
    (3)  I am a U.S. person (including a U.S. resident alien).

Signature: Date:

CERTIFICATION GUIDELINES — You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of under-reporting of interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer, the specified rate of all payments made to me shall be retained until I provide a taxpayer identification number to the payer and that, if I do not provide my taxpayer identification number within sixty (60) days, such retained amounts shall be remitted to the Internal Revenue Service as backup withholding and the specified rate of all reportable payments made to me thereafter will be withheld and remitted to the Internal Revenue Service until I provide a taxpayer identification number.
Signature: Date:

NOTE:    FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY CASH PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

12

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account:		Give the SOCIAL SECURITY number of —

1.	An individual's account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
5.	Sole proprietorship account	The owner(3)

For this type of account:		Give the EMPLOYER IDENTIFICATION number of —

6.	A valid trust, estate, or pension trust	Legal entity (do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title)(4)
7.	Corporate account	The corporation
8.	Association, club, religious, charitable, educational or other tax-exempt organization account	The organization
9.	Partnership account	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish.
(2)
Circle the minor's name and furnish the minor's social security number.
(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or employer identification number (if you have one).
(4)
List first and circle the name of the legal trust, estate, or pension trust.

NOTE:    IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

13

How to Obtain a TIN

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service ("IRS") and apply for a number.

Payees Exempt from Backup Withholding

Payees exempt from backup withholding on all payments include the following:

•
An organization exempt from tax under Section 501(a), any IRA, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 41(f)(2).

•
The United States or any of its agencies or instrumentalities.

•
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

•
A foreign government or any of its political subdivisions, agencies, or instrumentalities.

•
An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

•
A corporation.

•
A foreign central bank of issue.

•
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

•
A futures commission merchant registered with the Commodity Futures Trading Commission.

•
A real estate investment trust.

•
An entity registered at all times during the tax year under the Investment Company Act of 1940.

•
A common trust fund operated by a bank under Section 584(a).

•
A financial institution.

•
A middleman known in the investment community as a nominee or custodian.

•
A trust exempt from tax under Section 664 or described in Section 4947.

Payments Exempt from Backup Withholding

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•
Payments to nonresident aliens subject to withholding under Section 1441.

•
Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

•
Payments of patronage dividends where the amount received is not paid in money.

•
Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

•
Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is US$600 or more and is paid in the course of the payer's trade of business and you have not provided your correct taxpayer identification number to the payer.

•
Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

•
Payments described in Section 6049(b)(5) to nonresident aliens.

•
Payments on tax-free covenant bonds under Section 1451.

Payments made by certain foreign organizations.

Certain payments, other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject under Sections 6041, 6041A(a), 6045 and 6050A.

Exempt payees described above should file a substitute Form W-9 to avoid possible erroneous backup withholding. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM IN PART II, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest or other payments to give their correct taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% (or such other rate specified by the Internal Revenue Code) of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

14

Privacy Notice

        Computershare is committed to protecting individuals' personal information. In the course of providing our services, we receive non-public personal information — from transactions we perform for investors, forms sent to us, other communications we have with investors or representatives, etc. This information could include name, address, social insurance number, social security number, securities holdings and other financial information. We use this to administer investor accounts, to better serve investors' and clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how personal information is protected. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario M5J 2Y1.

15

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for
Deposit of Class A Common Shares
of
PETROKAZAKHSTAN INC.
Pursuant to its Offer dated June 11, 2004

        As set forth in Section 3 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto, must be used to deposit Class A Common Shares (the "Shares") of PetroKazakhstan Inc. ("PetroKazakhstan") pursuant to the Offer (as defined below) if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or letter to the Depositary at the office set forth below. See Section 3 of the Offer to Purchase.

TO:	PETROKAZAKHSTAN INC.
AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary

Depositary
By Mail, Hand or Courier
Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
 By Facsimile Transmission
(416) 981-9663

        Delivery of this Notice of Guaranteed Delivery to an address or the transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery.

        This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.

        The undersigned hereby deposits to PetroKazakhstan, in the manner and at the price per Share indicated below, net to the Shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in PetroKazakhstan's offer to purchase dated June 11, 2004 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 3 of the Offer to Purchase.

        SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF TENDERING SHARES UNDER THE OFFER. SEE SECTION 8, "INCOME TAX CONSEQUENCES", IN THE CIRCULAR DATED JUNE 11, 2004, WHICH ACCOMPANIES THIS NOTICE OF GUARANTEED DELIVERY.

Certificate Number(s) — If Available	Number of Shares	Name & Address of Shareholder (please print)

        IMPORTANT: This Notice of Guaranteed Delivery or a manually executed photocopy of it (together with all other required documents) must be received by the Depositary at its Toronto, Ontario address on or before the Expiration Date.

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

        The Eligible Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

GUARANTEE
(Not to be used for signature guarantee)

        The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Inc. Medallion Signature Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 p.m., Toronto time, on the third Trading Day after the Expiration Date. As used herein, a "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange or the New York Stock Exchange.

Name of Firm	Authorized Signature
Address of Firm	Name
(please type or print)

Title
Postal Code or Zip Code	Dated , 2004
Area Code and Tel. No.

2

BOX A TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all Shares identified below will be deemed to have been tendered by way of a Purchase Price Tender. Shares are being deposited hereby pursuant to:

☐	An Auction Tender (Please complete Box B)	☐	A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.

This box MUST be completed if Shares are being deposited pursuant to an Auction Tender. Any Shares tendered pursuant to a Notice of Guaranteed Delivery that indicates more than one price for Shares tendered pursuant to an Auction Tender will be deemed to have been tendered at the lowest applicable price indicated.

If the Shareholder wishes to make an Auction Tender at a price equal to or greater than C$100, the Shareholder must write in the price at which it wishes to make an Auction Tender in the blank space provided below.

C$

If the Shareholder wishes to make an Auction Tender at a price less than C$100, shade in the appropriate boxes to indicate an Auction Tender price and write in the price in the blank space provided.

(See example below)

PRICE MUST BE IN CANADIAN DOLLARS

	C$	C$	•	¢	¢

		0/ /	•	0/ /

		1/ /	•	1/ /

		2/ /	•	2/ /

		3/ /	•	3/ /

C$	4/ /	4/ /	•	4/ /

	5/ /	5/ /	•	5/ /

	6/ /	6/ /	•	6/ /

	7/ /	7/ /	•	7/ /

	8/ /	8/ /	•	8/ /

	9/ /	9/ /	•	9/ /

C$			•		0

Shareholders may wish to refer to Canadian/U.S. dollar exchange rates on page 17 of the Offer to Purchase. Also see Instruction 9 of the Letter of Transmittal.

If portions of shareholdings are being deposited at different prices, use a separate Notice of Guaranteed Delivery for each price specified. (See Instruction 5 of the Letter of Transmittal.)

EXAMPLE

	C$	C$	•	¢	¢

		0/ /	•	0/ /

		1/ /	•	1/ /

		2/*/	•	2/ /

		3/ /	•	3/ /

C$	4/*/	4/ /	•	4/ /

	5/ /	5/ /	•	5/*/

	6/ /	6/ /	•	6/ /

	7/ /	7/ /	•	7/ /

	8/ /	8/ /	•	8/ /

	9/ /	9/ /	•	9/ /

C$	4	2	•	5	0

For example: If you wish to deposit Shares at C$42.50, you would shade the boxes as follows (Shareholders are reminded that the price of this Offer shall not be less than C$40 per Share and that they may only deposit Shares at prices in increments of C$0.10 thereafter):

BOX C ODD LOTS (See Instruction 7 of the Letter of Transmittal)
To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or
☐
is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

BOX D U.S. DOLLAR ELECTION
☐ Check here if you wish to receive payment in U.S. dollars at the Exchange Rate (as defined and calculated in Section 6 of the Offer to Purchase). Otherwise, payment will be made in Canadian dollars.

3

June 11, 2004

Dear Shareholder:

        We are pleased to advise you that PetroKazakhstan Inc. ("PetroKazakhstan") is offering to purchase for not more than C$160,000,000 in cash up to 4,000,000 of its Class A Common Shares (the "Shares"), or about 5% of its total outstanding Shares, from existing shareholders (the "Offer"). PetroKazakhstan will conduct the Offer through a procedure referred to as a "Dutch Auction". The purchase price will be not less than C$40 per Share. The Offer will expire at 5:00 p.m. (Toronto time) on July 19, 2004, unless extended by PetroKazakhstan. A copy of the offer to purchase with the accompanying issuer bid circular (the "Circular") setting out the details is enclosed.

        There are two ways to deposit your Shares: auction tender or purchase price tender. The auction tender option allows you to select a price at or above C$40 per Share at which you are willing to sell some or all of your Shares to PetroKazakhstan. The purchase price tender option allows you to submit your Shares without specifying a price. Shareholders selecting this option will be deemed to have selected a purchase price of C$40 per Share or the eventual purchase price, whichever is higher.

        The "purchase price" will be the lowest price at or above C$40 per Share that will enable PetroKazakhstan to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding C$160,000,000. If more Shares are deposited for purchase at the purchase price than can be purchased for C$160,000,000, the deposited Shares will be accepted for purchase on a pro rata basis.

        Shareholders depositing pursuant to an auction tender at prices equal to or lower than the purchase price or depositing pursuant to a purchase price tender will receive the purchase price subject to possible pro ration. All Shares deposited at a price higher than the purchase price will be returned to shareholders. PetroKazakhstan will first accept for purchase Shares deposited by any shareholder who owns fewer than 100 Shares and who deposits all Shares at or below the purchase price or pursuant to a purchase price tender.

        Payment for all Shares taken up by PetroKazakhstan will be made in Canadian dollars unless you elect on the appropriate form to receive payment in U.S. dollars.

        Each shareholder must decide for itself whether or not to accept the Offer based on personal circumstances, tax position and investment objectives. Before making a decision to deposit Shares, we urge you to read Section 8 of the accompanying Circular, "Income Tax Consequences", and obtain professional tax advice if you have any questions.

        If you require further information, please contact the following:

Computershare Trust Company of Canada
Toll Free: 1-800-564-6253

        Neither PetroKazakhstan nor its Board of Directors makes any recommendation as to whether you should deposit your Shares under the Offer.

Yours very truly,

Bernard F. Isautier
President and Chief Executive Officer

June 11, 2004

Dear Optionholder:

        We are pleased to advise you that PetroKazakhstan Inc. ("PetroKazakhstan") is offering to purchase for not more than C$160,000,000 in cash up to 4,000,000 of its Class A Common Shares (the "Shares"), or about 5% of its total outstanding Shares, from existing shareholders (the "Offer"). PetroKazakhstan will conduct the Offer through a procedure referred to as a "Dutch Auction". The purchase price will be at least C$40 per Share. The Offer will expire at 5:00 p.m. (Toronto time) on July 19, 2004 (the "Expiration Date"), unless extended by PetroKazakhstan. A copy of the offer to purchase with the accompanying issuer bid circular (the "Circular") setting out the details is enclosed.

        You are receiving the enclosed materials relating to the Offer because you are a holder of options (or corresponding convertible securities) to purchase Shares. All references in this letter to "options" shall be deemed to also refer to corresponding convertible securities. Canadian securities legislation requires that the Offer be extended not only to all holders of the Shares, but also to holders of any security that is convertible into or exchangeable for, or that carries the right to acquire, the Shares prior to the Expiration Date. This Offer only applies to you insofar as you may, prior to the Expiration Date, acquire Shares upon the exercise of your options and, to do so, you must follow all terms and conditions applicable to your options. Only options that have vested may be exercised to acquire Shares. There may be tax and other consequences resulting from a decision to exercise your options and you should consult your own tax advisor or other professional before doing so.

        If you decide to exercise your options and acquire Shares in order to avail yourself of the Offer, remember that you must deposit all or some of the Shares you receive upon such option exercise with the designated depositary prior to the Expiration Date. A brief description of the Offer and the procedures applicable to it is set forth below. This description assumes that the optionholder has exercised his or her options and deposits the Shares issued on such exercise.

        There are two ways to deposit Shares: auction tender or purchase price tender. The auction tender option allows shareholders to select a price at or above C$40 per Share at which they are willing to sell some or all of their Shares to PetroKazakhstan. The purchase price tender option allows shareholders to submit Shares without specifying a price. Shareholders selecting this option will be deemed to have selected a purchase price of C$40 per Share or the eventual purchase price, whichever is higher.

        The "purchase price" will be the lowest price at or above C$40 per Share that will enable PetroKazakhstan to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding C$160,000,000. If more Shares are deposited for purchase at the purchase price than can be purchased for C$160,000,000, the deposited Shares will be accepted for purchase on a pro rata basis.

        Shareholders depositing pursuant to an auction tender at prices equal to or lower than the purchase price or depositing pursuant to a purchase price tender will receive the purchase price subject to possible pro ration. All Shares deposited at a price higher than the purchase price will be returned to shareholders. PetroKazakhstan will first accept for purchase Shares deposited by any shareholder who owns fewer than 100 Shares and who deposits all Shares at or below the purchase price or pursuant to a purchase price tender.

        Payment for all Shares taken up by PetroKazakhstan will be made in Canadian dollars unless shareholders elect on the appropriate form to receive payment in U.S. dollars.

        Each shareholder must decide for itself whether or not to accept the offer based on personal circumstances, tax position and investment objectives. Before making a decision to deposit Shares, we urge shareholders to read Section 8 of the accompanying Circular, "Income Tax Consequences", and obtain professional tax advice if they have any questions.

        Shareholders who require further information should contact the following:

Computershare Trust Company of Canada
Toll Free: 1-800-564-6253

        Neither PetroKazakhstan nor its Board of Directors makes any recommendation as to whether shareholders should deposit Shares under the Offer.

Yours very truly,

Bernard F. Isautier
President and Chief Executive Officer

BROKER LETTER TO CLIENTS

OFFER BY
PETROKAZAKHSTAN INC.
TO PURCHASE FOR NOT MORE THAN C$160,000,000 IN CASH
UP TO 4,000,000 OF ITS CLASS A COMMON SHARES AT A PURCHASE PRICE
NOT LESS THAN C$40 PER CLASS A COMMON SHARE

THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON JULY 19, 2004 UNLESS
EXTENDED, VARIED OR WITHDRAWN

All dollar references in this Broker Letter
are in Canadian dollars (C$), except where otherwise indicated

June 11, 2004

To Our Clients:

        Enclosed for your consideration are the offer to purchase and circular, dated June 11, 2004 (collectively, the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer") setting forth an offer by PetroKazakhstan Inc. ("PetroKazakhstan" or the "Corporation"), to purchase Class A Common Shares (the "Shares") of the Corporation pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not less than C$40 per Share ("Auction Tenders"), or (ii) purchase price tenders ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions set forth in the Offer.

        Capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer. Also enclosed herewith is certain other material related to the Offer, including a letter to Shareholders from Mr. Bernard F. Isautier, President and Chief Executive Officer of the Corporation.

        PetroKazakhstan will determine a single price per Share (that is not less than C$40 per Share) (the "Purchase Price") that it will pay for Shares properly deposited pursuant to the Offer, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders and the price at which Shares deposited pursuant to Purchase Price Tenders are deemed to have been deposited. Shares deposited by Shareholders pursuant to Auction Tenders will not be purchased by PetroKazakhstan pursuant to the Offer if the price specified by Shareholders is greater than the Purchase Price determined by the Corporation. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at C$40 per Share or the Purchase Price, whichever is higher. A Shareholder who wishes to deposit Shares but does not wish to specify a price at which his or her Shares may be purchased by the Corporation should make a Purchase Price Tender. The Purchase Price will be the lowest price at or above C$40 per Share that will enable PetroKazakhstan to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding C$160,000,000.

        WE ARE A PARTICIPANT IN EITHER THE BOOK-ENTRY SYSTEM OF THE CANADIAN DEPOSITORY FOR SECURITIES LIMITED IN CANADA OR THE DEPOSITORY TRUST COMPANY IN THE UNITED STATES, WHICH ACT AS CUSTODIANS (EACH A "CUSTODIAN") OF THE SHARES BEING HELD FOR YOUR ACCOUNT. AS SUCH, A DEPOSIT OF SUCH SHARES CAN BE MADE ONLY BY THE APPLICABLE CUSTODIAN, AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS GIVEN THROUGH US, AS A NOMINEE OF THE APPLICABLE CUSTODIAN. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO DEPOSIT SHARES HELD BY THE APPLICABLE CUSTODIAN FOR YOUR ACCOUNT, WHICH WE MAINTAIN.

        We request instructions as to whether you wish us to deposit any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer. Your attention is invited to the following:

1.
You may deposit Shares at prices not less than C$40 per Share in increments of C$0.10 per Share thereafter, as indicated in the attached Instruction Form.

2.
PetroKazakhstan will determine a single Purchase Price, which will be the lowest price at or above C$40 per Share that will allow it to purchase the maximum number of deposited Shares having an aggregate purchase price not exceeding C$160,000,000.

3.
As promptly as practicable thereafter, the Corporation will publicly announce the Purchase Price, and upon the terms and subject to the conditions of the Offer (including the pro ration provisions described in Section 2 of the Offer to Purchase, "Number of Shares; Proration"), all Shareholders who have properly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price payable in cash (subject to any applicable withholding tax), for all Shares purchased. The Purchase Price will be denominated in Canadian dollars. However, Shareholders have the right to receive payment in U.S. dollars.

4.
The Offer is not conditional upon any minimum number of Shares being deposited. The Offer is, however, subject to certain other conditions. See Section 5 of the Offer to Purchase, "Certain Conditions of the Offer".

5.
The Offer expires at 5:00 p.m., Toronto time, on July 19, 2004, unless the Offer is extended, varied or withdrawn. Your Instruction Form(s) should be forwarded to us in ample time to permit us to submit a deposit on your behalf.

6.
As described in the Offer, if more Shares are deposited for purchase at the Purchase Price than can be purchased for C$160,000,000, the deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Shareholders who own fewer than 100 Shares, or "Odd Lots", will not be subject to pro ration.

7.
Each U.S. Shareholder depositing Shares to the Offer is required to provide the Depositary with a correct U.S. taxpayer identification number ("TIN") (generally the Shareholder's social security number or federal employer identification number) and with certain other information, on substitute Form W-9, which is provided below. Failure to provide the information on substitute Form W-9 may subject the depositing Shareholder to U.S. federal backup withholding on the gross amount of any payments made to the U.S. Shareholder, and, in certain cases, penalties.

        NEITHER PETROKAZAKHSTAN NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO DEPOSIT OR REFRAIN FROM DEPOSITING SHARES. EACH SHAREHOLDER MUST DECIDE FOR ITSELF WHETHER TO DEPOSIT SHARES UNDER THE OFFER. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO DEPOSIT SHARES TO THE OFFER AND, IF SO, HOW MANY SHARES TO DEPOSIT, AND AT WHAT PRICE OR PRICES.

        If you wish to have us deposit any or all of your Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize deposit of your Shares, all such Shares will be deposited under the offer unless otherwise specified on the Instruction Form.

        If you wish to deposit Shares in separate lots at a different type of deposit or for a different price for each lot, you must complete a separate Instruction Form for each lot you wish to deposit. The same Shares cannot be deposited pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. No price per Share can be specified by Shareholders making a Purchase Price Tender. We must submit separate deposits on your behalf for each price you will accept in respect of separate lots of your Shares deposited pursuant to Auction Tenders at different prices per Share.

        YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A DEPOSIT ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER. THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON JULY 19, 2004 UNLESS EXTENDED, WITHDRAWN OR VARIED.

2

        The Offer does not constitute an offer or a solicitation to any person in any jurisdiction in which such an offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, PetroKazakhstan may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in such jurisdictions.

        SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SEE SECTION 8 OF THE ACCOMPANYING CIRCULAR, "INCOME TAX CONSEQUENCES".

3

INSTRUCTION FORM

WITH RESPECT TO AN OFFER BY PETROKAZAKHSTAN INC.
TO PURCHASE FOR NOT MORE THAN C$160,000,000 IN CASH
UP TO 4,000,000 OF ITS CLASS A COMMON SHARES AT A PURCHASE PRICE
NOT LESS THAN C$40 PER CLASS A COMMON SHARE

All dollar references in the Instruction Form
are in Canadian dollars (C$), unless otherwise indicated

        The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated June 11, 2004, and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"), in connection with the Offer by PetroKazakhstan Inc. ("PetroKazakhstan" or the "Corporation"), to purchase Class A Common Shares (the "Shares") of the Corporation pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not less than C$40 per Share ("Auction Tenders"), or (ii) purchase price tenders ("Purchase Price Tenders"), in either case upon the terms and subject to the conditions set forth in the Offer.

        This will instruct you to deposit to the Corporation the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, and in the case of an Auction Tender, at the price per Share, upon the terms and subject to the conditions of the Offer.

4

BOX A TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all Shares identified below will be deemed to have been tendered by way of a Purchase Price Tender. Shares are being deposited hereby pursuant to:

☐	An Auction Tender (Please complete Box B)	☐	A Purchase Price Tender (Please complete Box C)

BOX B AUCTION TENDER PRICE (IN CANADIAN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING DEPOSITED.

This box MUST be completed if Shares are being deposited pursuant to an Auction Tender. An Instruction Form that indicates more than one price for Shares tendered pursuant to an Auction Tender will be deemed to have tendered at the lowest applicable price indicated.

If the Shareholder wishes to make an Auction Tender at a price equal to or greater than C$100, the Shareholder must write in the price at which it wishes to make an Auction Tender in the blank space provided below.

C$

If the Shareholder wishes to make an Auction Tender at a price less than C$100, shade in the appropriate boxes to indicate an Auction Tender price and write in the price in the blank space provided.

(See example below)

PRICE MUST BE IN CANADIAN DOLLARS

	C$	C$	•	¢	¢

		0/ /	•	0/ /

		1/ /	•	1/ /

		2/ /	•	2/ /

		3/ /	•	3/ /

C$	4/ /	4/ /	•	4/ /

	5/ /	5/ /	•	5/ /

	6/ /	6/ /	•	6/ /

	7/ /	7/ /	•	7/ /

	8/ /	8/ /	•	8/ /

	9/ /	9/ /	•	9/ /

C$			•		0

Shareholders may wish to refer to Canadian/U.S. dollar exchange rates on page 17 of the Offer to Purchase. (See Instruction 4)

If portions of shareholdings are being deposited at different prices, use a separate Instruction Form for each price specified. (See Instruction 2)

EXAMPLE

	C$	C$	•	¢	¢

		0/ /	•	0/ /

		1/ /	•	1/ /

		2/*/	•	2/ /

		3/ /	•	3/ /

C$	4/*/	4/ /	•	4/ /

	5/ /	5/ /	•	5/*/

	6/ /	6/ /	•	6/ /

	7/ /	7/ /	•	7/ /

	8/ /	8/ /	•	8/ /

	9/ /	9/ /	•	9/ /

C$	4	2	•	5	0

For example: If you wished to deposit Shares at C$42.50, you would shade the boxes as follows (Shareholders are reminded that the price of this Offer shall not be less than C$40 per Share and that they may only deposit Shares at prices in increments of C$0.10 thereafter):

BOX C PURCHASE PRICE TENDER
This box MUST be completed if Shares are being deposited pursuant to a Purchase Price Tender.
The undersigned either (check one):
☐ is depositing Shares beneficially owned by the undersigned, or
☐ is a broker, dealer, bank, commercial bank, trust company or other nominee that is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner.

BOX D ODD LOTS (See Instruction 5)
To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.
The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are deposited, or
☐
is a broker, dealer, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is depositing all of such Shares.

5

BOX E
MUST be completed ONLY if Partial Share Lots are being deposited* (See Instruction 3)
NUMBER OF SHARES DEPOSITED

* If fewer than all the Shares beneficially owned are to be deposited, fill in the number of Shares that are to be deposited. Unless otherwise indicated, it will be assumed that ALL Shares beneficially owned by the depositing Shareholder are being deposited.

BOX F
U.S. DOLLAR ELECTION
☐
Check here if you wish to receive payment in U.S. dollars at the Exchange Rate (as defined and calculated in Instruction 4 of this Instruction Form and Section 6 of the Offer to Purchase). Otherwise, payment will be made in Canadian dollars.

6

INSTRUCTIONS

Forming Part of the Terms and Conditions of the Offer

        1.     Indicate Type of Tender.    To deposit Shares, the Shareholder must complete Box A, "Type of Tender", on this Instruction Form, indicating whether the Shareholder is depositing Shares pursuant to an Auction Tender or a Purchase Price Tender. Only one box may be checked.

        2.     Indication of Price at which Shares Are Being Tendered.    For Shares to be properly deposited pursuant to an Auction Tender, the Shareholder must complete Box B, "Auction Tender", on this Instruction Form indicating the price per Share in Canadian dollars at which the Shareholder is depositing Shares. A Shareholder wishing to deposit portions of the Shareholder's Shares pursuant to Auction Tenders at different prices must complete a separate Instruction Form for each price at which the Shareholder wishes to deposit each such portion of the Shareholder's Shares. The same Shares cannot be deposited pursuant to Auction Tenders (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price. Any Shares tendered in an Auction Tender with more than one price indicated will be deemed to have been tendered at the lowest applicable price indicated. No price can be specified by Shareholders making a Purchase Price Tender.

        3.     Partial Tenders.    If fewer than all the Shares beneficially owned are to be deposited, fill in the number of Shares that are to be deposited in Box E, "Number of Shares Deposited". Unless otherwise indicated, it will be assumed that all Shares beneficially owned by the depositing Shareholder are being deposited.

        4.     U.S. Dollar Election.    If a depositing Shareholder wishes to receive payment for Shares deposited and purchased in U.S. dollars, Box F, "U.S. Dollar Election", must be completed. Otherwise, payment will be received in Canadian dollars. The Purchase Price payable by PetroKazakhstan, and thus the amount owing to any depositing Shareholder, will be denominated in Canadian dollars. The Depositary will determine the amount payable to Shareholders receiving U.S. dollar payment at the U.S. dollar equivalent of such Canadian dollar amount calculated at the average of the noon spot rates of exchange quoted by the Bank of Canada for the three business days next preceding the payment date (the "Exchange Rate"). See Section 6 of the Offer to Purchase, "Acceptance for Payment and Payment for Shares — Payment".

        5.     Odd Lots.    As described in Section 2 of the Offer to Purchase, if PetroKazakhstan purchases any Shares, the Shares purchased first will consist of all Shares so deposited by any Shareholder who will own beneficially, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box D, "Odd Lots", is completed.

        THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE DEPOSITING SHAREHOLDER. DELIVERY IS ONLY EFFECTIVE UPON RECEIPT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE DELIVERY.

7

SIGN HERE

Dated: , 2004	(Signature(s))
Name
Name: (Please Print)
Address:

(include Postal Code/Zip Code)
Tax Identification Number, Business Number, Social Insurance Number or Social Security Number (U.S. Holders must complete attached substitute Form W-9)

8

TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS
(INCLUDING U.S. RESIDENT ALIENS)
(See "Guidelines for Certification of TIN on Substitute Form W-9" below)

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer's Request for Taxpayer Identification Number (TIN) and Certification

	PART I — PLEASE PROVIDE YOUR TAXPAYER IDENTIFICATION NUMBER IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for instructions.	Social Security Number(s) OR Employer Identification Number(s) (If awaiting TIN, write "Applied For")

PART II — CERTIFICATION
Please Fill in Your Name, Address and Status Below Name: Address (Number and Street) City, State and Zip Code Status (individual, corporation, partnership, other)

UNDER THE PENALTIES OF PERJURY, I CERTIFY THAT:
    (1)  The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
    (2)  I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
    (3)  I am a U.S. person (including a U.S. resident alien).

Signature: Date:

CERTIFICATION GUIDELINES — You must cross out item (2) of the above certification if you have been notified by the IRS that you are subject to backup withholding because of under-reporting of interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer, the specified rate of all payments made to me shall be retained until I provide a taxpayer identification number to the payer and that, if I do not provide my taxpayer identification number within sixty (60) days, such retained amounts shall be remitted to the Internal Revenue Service as backup withholding and the specified rate of all reportable payments made to me thereafter will be withheld and remitted to the Internal Revenue Service until I provide a taxpayer identification number.
Signature: Date:

NOTE:    FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF THE SPECIFIED RATE OF ANY PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

9

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

For this type of account:		Give the SOCIAL SECURITY number of —

1.	An individual's account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
5.	Sole proprietorship account	The owner(3)

For this type of account:		Give the EMPLOYER IDENTIFICATION number of —

6.	A valid trust, estate, or pension trust	Legal entity (do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title)(4)
7.	Corporate account	The corporation
8.	Association, club, religious, charitable, educational or other tax-exempt organization account	The organization
9.	Partnership account	The partnership
10.	A broker or registered nominee	The broker or nominee
11.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity

(1)
List first and circle the name of the person whose number you furnish.
(2)
Circle the minor's name and furnish the minor's social security number.
(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or employer identification number (if you have one).
(4)
List first and circle the name of the legal trust, estate, or pension trust.

NOTE:    IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

10

How to Obtain a TIN

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service ("IRS") and apply for a number.

Payees Exempt from Backup Withholding

Payees exempt from backup withholding on all payments include the following:

•
An organization exempt from tax under Section 501(a), any IRA, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 41(f)(2).

•
The United States or any of its agencies or instrumentalities.

•
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

•
A foreign government or any of its political subdivisions, agencies, or instrumentalities.

•
An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

•
A corporation.

•
A foreign central bank of issue.

•
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

•
A futures commission merchant registered with the Commodity Futures Trading Commission.

•
A real estate investment trust.

•
An entity registered at all times during the tax year under the Investment Company Act of 1940.

•
A common trust fund operated by a bank under Section 584(a).

•
A financial institution.

•
A middleman known in the investment community as a nominee or custodian.

•
A trust exempt from tax under Section 664 or described in Section 4947.

Payments Exempt from Backup Withholding

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•
Payments to nonresident aliens subject to withholding under Section 1441.

•
Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.

•
Payments of patronage dividends where the amount received is not paid in money.

•
Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

•
Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is US$600 or more and is paid in the course of the payer's trade of business and you have not provided your correct taxpayer identification number to the payer.

•
Payments of tax-exempt interest (including exempt-interest dividends under Section 852).

•
Payments described in Section 6049(b)(5) to nonresident aliens.

•
Payments on tax-free covenant bonds under Section 1451.

Payments made by certain foreign organizations.

Certain payments, other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject under Sections 6041, 6041A(a), 6045 and 6050A.

Exempt payees described above should file a substitute Form W-9 to avoid possible erroneous backup withholding. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM IN PART II, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest or other payments to give their correct taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% (or such other rate specified by the Internal Revenue Code) of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

11

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following exhibits have been filed as part of this schedule.

Exhibit	Description
1.1	Press release dated June 14, 2004 announcing commencement of the issuer bid.
1.2	Annual Information Form of PetroKazakhstan Inc. for the year ended December 31, 2003, dated May 19, 2004.

PART III

UNDERTAKINGS AND CONSENTS TO SERVICE OF PROCESS

1.     Undertakings

        The issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

        The issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.     Consent to Service of Process

        Concurrently with the filing of this Schedule, the issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

        Any change to the name or address of a registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

4

PART IV

SIGNATURES

        By signing this schedule, PetroKazakhstan Inc. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing of Schedule 13E-4F or any purchases or sales of any securities in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2004

PETROKAZAKHSTAN INC.
By:	/s/ ANTHONY R. PEART Name: Anthony R. Peart Title: Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
1.1	Press release dated June 11, 2004 announcing commencement of the issuer bid.
1.2	Annual Information Form of PetroKazakhstan Inc. for the year ended December 31, 2003, dated May 19, 2004.

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PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
TO PURCHASE FOR NOT MORE THAN C$160,000,000 IN CASH UP TO 4,000,000 OF ITS CLASS A COMMON SHARES AT A PURCHASE PRICE NOT LESS THAN C$40 PER CLASS A COMMON SHARE
INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY
AVAILABLE INFORMATION
INFORMATION FOR UNITED KINGDOM SHAREHOLDERS ONLY
TABLE OF CONTENTS
SUMMARY
DEFINITIONS
OFFER TO PURCHASE
CIRCULAR
APPROVAL BY PETROKAZAKHSTAN INC.
PETROKAZAKHSTAN INC.
CONSENT OF DAVIES WARD PHILLIPS & VINEBERG LLP
CONSENT OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
CONSENT OF DENTON WILDE SAPTE
LETTER OF TRANSMITTAL To Deposit Class A Common Shares of PETROKAZAKHSTAN INC. Pursuant to the Offer to Purchase Dated June 11, 2004
INSTRUCTIONS Forming Part of the Terms and Conditions of the Offer
IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS DEPOSITING TO THE DEPOSITARY
TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS (INCLUDING U.S. RESIDENT ALIENS) (See "Guidelines for Certification of TIN on Substitute Form W-9" below)
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
BROKER LETTER TO CLIENTS OFFER BY PETROKAZAKHSTAN INC. TO PURCHASE FOR NOT MORE THAN C$160,000,000 IN CASH UP TO 4,000,000 OF ITS CLASS A COMMON SHARES AT A PURCHASE PRICE NOT LESS THAN C$40 PER CLASS A COMMON SHARE THE OFFER WILL EXPIRE AT 5:00 P.M., TORONTO TIME, ON JULY 19, 2004 UNLESS EXTENDED, VARIED OR WITHDRAWN All dollar references in this Broker Letter are in Canadian dollars (C$), except where otherwise indicated
INSTRUCTION FORM
WITH RESPECT TO AN OFFER BY PETROKAZAKHSTAN INC. TO PURCHASE FOR NOT MORE THAN C$160,000,000 IN CASH UP TO 4,000,000 OF ITS CLASS A COMMON SHARES AT A PURCHASE PRICE NOT LESS THAN C$40 PER CLASS A COMMON SHARE All dollar references in the Instruction Form are in Canadian dollars (C$), unless otherwise indicated
INSTRUCTIONS Forming Part of the Terms and Conditions of the Offer
SIGN HERE
TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS (INCLUDING U.S. RESIDENT ALIENS) (See "Guidelines for Certification of TIN on Substitute Form W-9" below)
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENTS TO SERVICE OF PROCESS
PART IV SIGNATURES
EXHIBIT INDEX